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PROSPECTUS SUPPLEMENT	File Pursuant to Rule 424(b)(3)
(to the prospectus and prospectus supplement dated January 10, 2002, and the prospectus supplements dated June 12, 2002, July 31, 2002 and September 12, 2002)	Registration No. 333-93399

REEF GLOBAL ENERGY II, L.P.

375 Units of Preformation Limited Partner Interests and
125 Units of Preformation Additional General Partner Interests

Offering Price: $20,000 per unit	Minimum Purchase: $5,000 (1/4 unit)

        Reef Global Energy II, L.P. is a limited partnership to be formed to drill and own interests in oil and natural gas properties around the world. The partnership intends to enter into agreements with major or independent oil and gas companies to drill and own interests in oil and natural gas properties. At times, the partnership may drill and own interests without such strategic partners. The primary purposes of the partnership will be to generate revenue from the production of oil and gas, distribute cash to the partners, and provide tax benefits. We are Reef Partners LLC ("Reef Partners") and we will be the managing general partner of the partnership. This partnership is the second to be offered in a series of up to ten partnerships to be formed by us comprising a program called Reef Global Energy Ventures.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        These securities are speculative and involve a high degree of risk. Before buying units, you should consider carefully the risk factors beginning on page S-4 in this prospectus supplement, including:

            •    Oil and gas operations are highly speculative    •    We will manage and control the partnership    •    You will be unable to evaluate drilling or investment prospects    •    The partnerships may acquire interests abroad and will be subject to the risks of international operations    •    Third parties may control drilling, completion and production operations     •    Personal liability of additional general partners    •    Limited transferability of partnership interests     •     Cash distributions are not guaranteed    •    Conflicts of interest    •    Tax risks

	Per unit	Minimum Offering (50 units)	Maximum Offering (500 units)
Offering Price	$20,000	$1,000,000	$10,000,000
Management Fee and Organization and Offering Costs, including Commissions	3,000	150,000	1,500,000

Proceeds, before Expenses, to the Partnership	$17,000	$850,000	$8,500,000

        Western American Securities Corporation is the dealer manager for this offering. It is offering the units on a "best efforts minimum/maximum" basis. The dealer manager must sell the minimum number of units in the partnership (50) in order for the partnership to be formed. The dealer manager is required to use only its best efforts to sell the units offered in the partnership.

February 14, 2003

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This prospectus supplement describes the specific terms of the units we are offering in Reef Global Energy II, L.P. The base prospectus gives more general information regarding Reef Global Energy Ventures, some of which may not apply to the units we are offering by this prospectus supplement.

        If the description of the units varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement or in the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the units in any state where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date later than February 14, 2003.

        We include cross references in this prospectus supplement to captions in the prospectus and this prospectus supplement where you can find further related information. The following table of contents tells you where to find these captions.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

PROSPECTUS
PROSPECTUS SUMMARY	1
Terms of the Offering	1
Risk Factors	3
Our Compensation	3
Participation in Distributions, Profits, Losses, Costs and Revenues	3
Use of Proceeds	3
Tax Considerations; Opinion of Counsel	4
RISK FACTORS	5
Special Risks of the Partnerships	5
Risks of Oil and Natural Gas Investments	9
Tax Risks	11
FORWARD-LOOKING STATEMENTS	12
TERMS OF THE OFFERING	13
General	13
Offering Periods	13

i

Election to Purchase as Limited Partner or Additional General Partner	14
Subscriptions for Units; Escrow Account	14
Formation of the Partnerships	15
Types of Units	15
Investor Suitability	17
ASSESSMENTS AND FINANCING	19
SOURCE OF FUNDS AND USE OF PROCEEDS	20
Source of Funds	20
Use of Proceeds	20
Subsequent Source of Funds	21
PARTICIPATION IN DISTRIBUTIONS, PROFITS, LOSSES, COSTS AND REVENUES	21
Cash Distributions	21
Profits and Losses	21
Revenues	22
Costs	22
Deficit Capital Account Balances	24
Cash Distribution Policy	24
Termination	25
Amendment of Partnership Allocation Provisions	25
COMPENSATION TO THE MANAGING GENERAL PARTNER	25
PROPOSED ACTIVITIES	26
Introduction	26
Acquisition and Drilling of Undeveloped Prospects	27
Gulf of Mexico Prospects	29
Title to Properties	29
Drilling and Completion Phase	30
Production Phase of Operations	31
Insurance	31
COMPETITION, MARKETS AND REGULATION	32
Competition	32
Markets	32
Regulation	33
MANAGEMENT	34
General	34
Reef Partners LLC	35
Ownership of Reef Partners LLC	36
Compensation	36
Legal Proceedings	36
CONFLICTS OF INTEREST	37
FIDUCIARY RESPONSIBILITY OF THE MANAGING GENERAL PARTNER	42
PRIOR ACTIVITIES	43
TAX CONSIDERATIONS	54
Summary of Conclusions	55
General Tax Effects of Partnership Structure	57
Intangible Drilling and Development Costs Deductions	58
Depletion Deductions	59
Depreciation Deductions	60
Interest Deductions	60
Transaction Fees	60
Basis and at Risk Limitations	61
Passive Loss Limitations	61

ii

Conversion of Interests	62
Alternative Minimum Tax	62
Gain or Loss on Sale of Property or Units	63
Partnership Distributions	63
Partnership Allocations	64
Profit Motive	64
Administrative Matters	64
Accounting Methods and Periods	65
Social Security Benefits; Self-Employment Tax	65
Taxation of Foreign Operations	65
State and Local Taxes	66
Individual Tax Advice Should Be Sought	66
SUMMARY OF PARTNERSHIP AGREEMENT	66
Responsibility of Managing General Partner	66
Liability of General Partners, Including Additional General Partners	66
Liability of Limited Partners	67
Allocations and Distributions	67
Voting Rights	67
Retirement and Removal of the Managing General Partner	68
Term and Dissolution	68
Indemnification	69
Reports to Partners	70
Power of Attorney	70
Other Provisions	70
TRANSFERABILITY OF UNITS	70
PLAN OF DISTRIBUTION	71
LEGAL OPINIONS	73
EXPERTS	73
ADDITIONAL INFORMATION	74
GLOSSARY OF TERMS	74
INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A—FORM OF LIMITED PARTNERSHIP AGREEMENT
APPENDIX B—SUBSCRIPTION AGREEMENT
APPENDIX C—INSTRUCTIONS TO SUBSCRIBERS
APPENDIX D—TAX OPINION OF BAKER & MCKENZIE

iii

PROSPECTUS SUMMARY

        This summary highlights some information contained in this prospectus supplement. It is not complete and may not contain all of the information that is important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the risk factors, the financial statements and the notes to the financial statements. You will find definitions of many terms, including those relating to the oil and gas business in the "GLOSSARY OF TERMS" beginning on page 74 of the accompanying prospectus.

Terms of the Offering

The Partnership	Reef Global Energy II, L.P. is a Nevada limited partnership to be formed to drill and own interests in oil and natural gas properties around the world. We primarily intend to acquire interests in oil and natural gas properties in which major or independent oil and gas companies also have interests. One of the ways we may identify prospects located in the Gulf of Mexico is through an agreement entered into with Challenger Minerals, Inc. on October 30, 2001. Challenger Minerals, Inc. is a subsidiary of GlobalSantaFe Corporation. We believe that these acquisitions from major or independent oil and gas companies may permit the partnership to obtain the benefit of seismic, geological and geophysical exploration and initial drilling efforts conducted by such companies. At times, however, we may drill and own interests in oil and natural gas properties without such strategic partners.
Managing General Partner	Reef Partners LLC
Securities Offered
A minimum of 50 units and a maximum of 500 units of limited partnership interest and additional general partnership interest. We will offer a maximum of 375 units of limited partner interests and a maximum of 125 units of additional general partner interests in the partnership. You may elect to purchase units as a limited partner or as an additional general partner. As long as a total of at least 50 units are sold in the partnership, there is no minimum number of additional general partner or limited partner interests that must be sold.
Offering Price	$20,000 per unit
Minimum Investment	$5,000 (1/4 unit)
Assessments
You are not required to make any capital contributions to the partnership other than payment of the offering price for the units you purchase. We may, however, call for additional partner assessments of up to $20,000 per unit for the purpose of conducting subsequent operations on prospects the partnership began to evaluate during the partnership's initial operations, or on leases related to these prospects that we deem merit additional operations to fully develop the prospects. Although you are not required to pay any assessments, your percentage interest in the partnership will be reduced if other partners pay an assessment and you do not.

Offering Period
From the date of this prospectus supplement through December 31, 2003. We may terminate the offering period, however, at any time after the minimum number of units (50) has been subscribed for in the partnership, including units we buy.
Suitability Standards
Investment in the units is suitable for you only if you do not need liquidity in this investment and can afford to lose all or substantially all of your investment. Your subscription for units will be accepted only if you represent that you meet the suitability standards described in the accompanying prospectus under "TERMS OF THE OFFERING—Investor Suitability."
Plan of Distribution
Western American Securities Corporation is the dealer manager for this offering. It will receive a sales commission, payable in cash by us out of our 15% management fee, equal to 6% of the investor partners' subscriptions. We are considering a 2-3% increase in this commission, but any increase must be approved in advance by the National Association of Securities Dealers and will not affect the net offering proceeds to the partnership. The dealer manager must sell the minimum number of units in the partnership (50) in order for the partnership to be formed. The dealer manager is required to use only its best efforts to sell the units offered in the partnership. Subscription proceeds of the partnership will be held in a separate interest-bearing escrow account until the minimum number of units in the partnership have been subscribed for, including units we buy, and may be released before the end of the partnership's offering period. If the minimum number of units in the partnership are not subscribed for prior to the termination of the offering period, the partnership will not be formed, and the escrow agent will promptly return all subscription proceeds from your investment in the partnership to you, with interest.
Conversion of Units
Additional general partners in the partnership may convert their general partnership interests into limited partnership interests at any time after the first anniversary of the partnership's formation. All additional general partnership interests in the partnership will be converted into limited partnership interests as soon as practicable after the end of the year in which drilling by the partnership has been completed.
Principal Office
The principal office of the partnership and Reef Partners LLC is located at 1901 N. Central Expressway, Suite 300, Richardson, Texas 75080, and its telephone numbers are (972) 437-6792 and (877) 915-7333.

Risk Factors

        The units are a speculative investment and involve a high degree of risk. You should consider the risk factors described on pages S-4 to S-11 of this prospectus supplement, together with the other information in this prospectus, in evaluating an investment in the units.

Our Compensation

        The following table summarizes the compensation to be received by us from the partnership.

Recipient	Form of Compensation	Amount
Managing General Partner	Partnership interest	10% interest
Managing General Partner	Management fee	15% of subscriptions, less organization and offering costs to be paid by us (non-recurring fee)
Managing General Partner	Direct and administrative costs	Reimbursement at cost
Affiliate of the Managing General Partner	Operator's per-well charges	Competitive prices
Managing General Partner and its Affiliates	Payment for equipment, supplies, marketing, and other services	Cost or competitive prices

        Our "partnership interest," as described in the table above, refers only to our interest as managing general partner and does not include the interest we will have as a result of our purchase of any units, nor the 1% interest we will have as the result of our payment of 1% of all lease costs, intangible drilling and development costs, and well completion costs. Direct costs cannot be quantified until the partnership is conducting business.

Participation in Distributions, Profits, Losses, Costs and Revenues

        Cash distributions, if any, from the partnership will be distributed 89% to the holders of units and 11% to us.

        Partnership profits will be generally allocated 89% to the holders of units and 11% to us, not including any partnership units we purchase. We will buy at least 5% of the units issued by the partnership at the offering price of $20,000 per unit, net of the management fee.

        Deductions for organization and offering expenses and the management fee will be allocated 100% to the holders of units, except for those units purchased by the managing partner. Lease costs, intangible drilling and development costs and completion costs will be allocated 1% to us and 99% to the holders of units. Partnership direct costs, administrative costs and operating costs will be allocated 11% to us and 89% to the holders of units. We will also pay the percentage of partnership costs allocable to the partnership units we buy.

Use of Proceeds

        Eighty-five percent of the proceeds from the aggregate contributions to the capital of the partnership will be applied to acquisition, drilling and completion costs. The remaining 15% of the proceeds from the aggregate contributions to partnership capital will pay for organization and offering costs associated with the formation and sale of the partnerships and, if applicable, our management fee. We will receive a fee equal to 15% of subscriptions received to pay for these offering costs, including sales commissions. If the organization and offering costs, including commissions paid by us, are less than 15% of the subscription proceeds, we will keep the difference as a one-time management fee. If these costs exceed 15% of the subscription proceeds, we will pay the difference. The amount of our management fee that is not used to pay organization and offering costs, if any, therefore cannot be determined until all of the partnerships have been formed.

Tax Considerations; Opinion of Counsel

        We have received an opinion from our counsel, Baker & McKenzie, concerning certain federal income tax considerations applicable to an investment in the partnership. The full text of the opinion is attached as Appendix D to the accompanying prospectus. We encourage you to read the opinion in its entirety and to read the discussion of "TAX CONSIDERATIONS" in the accompanying prospectus for a full understanding of the opinion, including the assumptions made and matters considered by Baker & McKenzie in providing its opinion.

RISK FACTORS

        Investment in the partnership involves a high degree of risk and is suitable only for investors of substantial financial means who have no need for liquidity in their investments. You should consider carefully the following factors, in addition to the other information in this prospectus supplement and the accompanying prospectus, prior to making your investment decision.

Special Risks of the Partnership

        We will manage and control the partnership's business. Third parties may manage and control the prospects. We will exclusively manage and control all aspects of the business of the partnership and will make all decisions concerning the business of the partnership. You will not be permitted to take part in the management or in the decision making of the partnership. Third parties may act as the operator of partnership prospects, and in many cases, the partnership may acquire a less than 50% working interest in various oil and natural gas properties. Accordingly, third parties may manage and control the drilling, completion and production operations on the properties.

        Because we have not yet identified or selected any prospects, you will not be able to evaluate the partnership's prospects before making your investment decision. We have not selected any prospects for acquisition by the partnership and will not select prospects for the partnership until after the formation of the partnership. You will not have an opportunity before purchasing units to evaluate geophysical, geological, economic or other information regarding the prospects to be selected. Delays are likely in the investment of proceeds from your subscription because the offering period for the partnership can extend over a number of months, and no prospects will be acquired until after the formation of the partnership.

        If the partnership acquires prospects outside the United States, it will be subject to certain risks of international operations. The partnership is likely to acquire interests in oil and natural gas prospects located outside the United States. An investment in the units therefore will be subject to risks generally associated with conducting business in foreign countries, such as:

  •
  foreign laws and regulations that may be materially different from those of the United States;

  •
  changes in applicable laws and regulations;

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  challenges to or failure of title;

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  labor and political unrest;

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  foreign currency fluctuation;

  •
  changes in foreign economic and political conditions;

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  export and import restrictions;

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  tariffs, customs, duties and other trade barriers;

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  difficulties in staffing and managing foreign operations;

  •
  longer time periods in collecting revenues;

  •
  difficulties in collecting accounts receivable and enforcing agreements;

  •
  possible loss of properties due to nationalization or expropriation; and

  •
  limitations on repatriation of income or capital.

        In addition, in the event of a dispute, the partnership may be subject to the exclusive jurisdiction of foreign courts and agencies, or may not be successful in obtaining jurisdiction over foreign persons in state or federal courts in the United States. The partnership also may be hindered or prevented from enforcing its rights against foreign governments and their agencies because international law may grant foreign governments and their agencies immunity from our courts or prohibit us from bringing suit in their courts.

        Additional general partners have unlimited liability for partnership obligations. Under Nevada law, the state in which the partnership will be formed, general partners of a partnership have unlimited liability for obligations and liabilities of that partnership. If you purchase units as an additional general partner you will be liable for all obligations and liabilities arising from partnership operations if these liabilities exceed both the assets and insurance of the partnership, and our assets and insurance. Even if you convert your general partner interest into a limited partner interest, you will continue to be liable as a general partner for matters that occurred while you owned a general partner interest. Your liability as an additional general partner may exceed the amount of your subscription.

        Cash distributions are not guaranteed.    Cash distributions are not guaranteed and will depend on the partnership's future operating performance. See "PARTICIPATION IN DISTRIBUTIONS, PROFITS, LOSSES, COSTS AND REVENUES—Cash Distribution Policy" in the accompanying prospectus. We will review the accounts of the partnership at least quarterly to determine the cash available for distribution. Distributions will depend primarily on the partnership's cash flow from operations, which will be affected, among other things, by the price of oil and natural gas and the level of production of the partnership's prospects. See "—Risks of Oil and Natural Gas Investments."

        Your ability to resell your units is limited due to the lack of a public market and restrictions contained in the partnership agreement. You may not be able to sell your partnership interests. No public market for the units exists or is likely to develop. Your ability to resell your units also is restricted by the partnership agreement. The partnership itself may continue in existence for thirty years from its formation, unless earlier terminated. See "TRANSFERABILITY OF UNITS" in the accompanying prospectus.

        We and our affiliates may have conflicts of interest with you and the partnership. The continued active participation by us and our affiliates in oil and gas activities individually, and on behalf of other partnerships organized or to be organized by us, and the manner in which partnership revenues are allocated, create conflicts of interest with the partnership. We and our affiliates have interests that inherently conflict with those of the unaffiliated partners, including the following:

  •
  We and our affiliates manage other oil and natural gas drilling programs. We will owe a duty of good faith to each of the partnerships that we manage. Actions taken with regard to other partnerships may not be advantageous to this partnership.

  •
  We decide which prospects each partnership will acquire. We could benefit, as a result of cost savings or reduction of risk, for instance, by assigning or not assigning particular prospects to a partnership.

  •
  One of our affiliates may act as operator on some partnership wells for which it will be compensated (at rates competitive with the rates charged by unaffiliated persons for similar services). Our affiliate could have an incentive to operate wells that were no longer economic to the partnership, in order to continue to receive operating fees.

        There can be no assurance that any transaction with us will be on terms as favorable as could have been negotiated with unaffiliated third parties.

        We and our affiliates have sponsored ventures in the past that have produced dry holes and abandoned wells. Reef Global Energy Ventures is the first public drilling program sponsored by Reef Partners as the managing general partner, and Reef Global Energy II, L.P. is the second limited partnership to be offered under that program. We and our affiliate, Reef Exploration, Inc., have sponsored 33 ventures from 1996 to the present, including two in formation as of December 31, 2002. These ventures, excluding Reef Global Energy I, L.P., drilled an aggregate of 34 gross wells. Of these 34 wells, 25 were exploratory wells and nine were development wells. Of these wells, 25 were completed and nine were dry holes. Of the 25 wells completed as producers, 22 were commercially producing, 11 of which were subsequently plugged and abandoned. From this data, approximately 26.5% of the wells drilled by these ventures were dry holes and 32.4% of the wells were subsequently abandoned. Since December 31, 2002, Reef Global Energy I, L.P. has participated in the drilling of two wells. The first was a development well that is currently being completed. The second was an exploratory well which was a dry hole. In addition, Reef Global Energy I, L.P. has signed agreements to participate in the reentry of a development well in the Gulf of Mexico that logged oil and gas pay, and in the drilling of an infield development gas well in Oklahoma.

        Compensation payable to us will effect distributions.    We will receive compensation from each partnership throughout the life of the partnership. Our affiliates may enter into transactions with the partnerships for services, supplies, and equipment and will be entitled to compensation at competitive prices and terms as determined by reference to charges of unaffiliated companies providing similar services, supplies, and equipment. Compensation payments to us and our affiliates will be due regardless of a partnership's profitability and will reduce the amount of cash available to a partnership for distribution to its partners. See "COMPENSATION TO THE MANAGING GENERAL PARTNER" in the accompanying prospectus.

        Your subscription for units is irrevocable.    Your execution of the subscription agreement is a binding offer to buy units in the partnership. Once you subscribe for units, you will not be able to revoke your subscription.

        The partnership's ability to diversify risks depends upon the number of units issued and the availability of suitable prospects.    We intend to spread the risk of oil and natural gas drilling and ownership of interests in oil and natural gas properties by participating in the drilling of wells on or owning interests in a number of different prospects with major and independent oil and gas companies as partners and on our own. If the partnership is subscribed at the minimum level, it will be able to participate in fewer prospects, thereby increasing the risk to the partners. As the partnership size increases, the diversification of the partnership will increase because the partnership can drill or obtain interests in multiple prospects. However, if we are unable to secure sufficient attractive prospects for a larger partnership, it is possible that the average quality of the partnership prospects could decline. In addition, greater demands will be placed on our management capabilities in the event of a larger partnership.

        The partnership may become liable for joint activities of other working interest owners.    The partnership will usually acquire less than the full working interest in prospects and, as a result, will engage in joint activities with other working interest owners. Additionally, it is expected that the partnership will purchase less than a 50% working interest in most prospects, with the result that someone other than us or the partnership may control such prospects. The partnership could be held liable for the joint activity obligations of the other working interest owners, such as nonpayment of costs and liabilities arising from the actions of the working interest owners. Full development of the prospects may be jeopardized in the event other working interest owners cannot pay their shares of drilling and completion costs.

        The partnership has limited external sources of funds, which could result in a shortage of working capital.    The partnership intends to utilize substantially all available capital from this offering for the drilling and completion of wells and acquisition of interests in oil and natural gas properties. The partnership will have only nominal funds available for partnership purposes until there are revenues from partnership operations. The partnership agreement permits the partnership to borrow money only after drilling has been completed and all additional general partnership interests have been converted into limited partnership interests. Any future requirement for additional funding will have to come, if at all, from the partnership's revenues, from assessments against the partners, or from borrowings. We cannot assure you that partnership operations will be sufficient to provide the partnership with necessary additional funding. The partnership cannot require you to pay any assessments. We are prohibited under the partnership agreement from loaning money to the partnerships, and we cannot assure you that the partnership will be able to borrow funds from third parties on commercially reasonable terms or at all.

        Other partnerships we sponsor will compete with this partnership for prospects, equipment, contractors, and personnel.    We plan to offer interests in other partnerships to be formed for substantially the same purposes as those of this partnership. Therefore, a number of partnerships with unexpended capital funds, including those partnerships to be formed before and after this partnership, may exist at the same time. Due to competition among the partnerships for suitable prospects and availability of equipment, contractors, and our personnel, the fact that partnerships previously organized by us and our affiliates may still be purchasing prospects when the partnership is attempting to purchase prospects may make the completion of prospect acquisition activities by the partnership more difficult.

        Purchase of units by us or our affiliates may assure the minimum aggregate subscription in the partnership is obtained.    We will purchase 5% of the total units issued by the partnership at the offering price of $20,000 per unit, net of the management fee. We and our affiliates also may, but are not required to, purchase additional units, the effect of which may be to assure that the minimum aggregate subscription amount is obtained for the partnership.

        Our past experience is not indicative of the results of this partnership. We have limited experience in offerings of this nature.    Information concerning the prior drilling experience of previous partnerships sponsored by us and our affiliates, presented under the caption "PRIOR ACTIVITIES," does not indicate the results to be expected by this partnership. This is the first public oil and gas program we are sponsoring. It is also the first time we are sponsoring an energy exploration program to be offered before we have selected prospects for acquisition by the program.

        Because investors bear the partnership's acquisition, drilling and development costs, they bear most of the risk of non-productive operations.    Under the cost and revenue sharing provisions of the partnership agreement, we will share costs with you differently than the way we will share revenues with you. Because other partners will bear a substantial amount of the costs of acquiring, drilling and developing the partnership's prospects, other partners will bear a substantial amount of the costs and risks of drilling dry holes and marginally productive wells.

        The partnership agreement prohibits your participation in the partnership's business decisions.    You may not participate in the management of the partnership business. The partnership agreement forbids you from acting in a manner harmful to the business of the partnership. If you violate the terms of the partnership agreement, you may have to pay the partnership or other partners for all damages resulting from your breach of the partnership agreement.

        The partnership agreement limits our liability to you and the partnership and requires the partnership to indemnify us against certain losses.    We will have no liability to the partnership or to any partner for any loss suffered by the partnership, and will be indemnified by the partnership against loss sustained by us in connection with the partnership if:

  •
  we determine in good faith that our action was in the best interest of the partnership;

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  we were acting on behalf of or performing services for the partnership; and

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  our action did not constitute negligence or misconduct by us.

        Because we will act as general partner of several partnerships, other commitments may adversely affect our financial condition.    As a result of our commitments as general partner of several partnerships and because of the unlimited liability of a general partner to third parties, our net worth is at risk of reduction. Because we are primarily responsible for the conduct of each partnership's affairs, a significant adverse financial reversal for us could have an adverse effect on the partnership and the value of its units.

        You may be asked for additional funds.    The managing general partner may call for voluntary assessments on the partners up to a total of $20,000 per unit for the purpose of conducting subsequent operations on properties the partnership began evaluating during the partnership's initial operations. Although you are not required to pay any assessment, your percentage interest in the partnership will be reduced if other partners pay and you do not. See "ASSESSMENTS AND FINANCING" in the accompanying prospectus.

        Our dealer manager has been the subject of disciplinary proceedings. If the dealer manager were to become involved in future disciplinary proceedings, a partnership's ability to diversify risks could decrease.    The dealer manager has twice settled disputes with state securities administrators that have taken the position that certain joint venture interests sold by it, which the dealer manager maintained were not securities as defined by federal and state law, were in fact securities requiring registration under such states' laws. In each of these cases, the dealer manager neither admitted nor denied the factual findings of the relevant state securities administrator, but consented to the entry of an administrative order. While the dealer manager believes that federal and state law supports the proposition that in general, joint venture interests (being an interest in a general partnership) are not securities, litigating the issue is time consuming and expensive and did not seem prudent in these two instances.

        In September 1996, the dealer manager entered into a consent order in the State of Illinois pursuant to which it paid a fine of $10,000 and withdrew its registration as a securities dealer in the State of Illinois (which was reinstated in January 1999). In December 1995, the dealer manager entered into a consent order in the State of Texas pursuant to which it paid a fine of $15,000 and agreed to 180 days' probation. During the probation, the dealer manager agreed to restrict its offers to sell securities to those made by registered agents in Texas, to prohibit unregistered individuals from making calls to prospective investors on its behalf, and to maintain and make certain records and books available to the State for examination upon request.

        The dealer manager also was censured in 1995 by the National Association of Securities Dealers and fined $2,500 for failure to maintain its minimum required net capital and monthly balances.

        If the dealer manager were to become involved in future disciplinary proceedings, its ability to sell the units could be limited. This could result in the partnership being formed with less offering proceeds than if the dealer manager's sales activities were not limited by such proceedings. If the partnership is subscribed at the minimum level, it will be able to participate in fewer prospects, which would increase the risk to the partners. As partnership size increases, the diversification of the partnership will increase because the partnership can drill or obtain interests in multiple prospects.

Risks of Oil and Natural Gas Investments

        Oil and natural gas investments are highly risky.    The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells, and the ownership of non-operating interests in oil and natural gas properties are highly speculative. There is a possibility you will lose all or substantially all of your investment in the partnership. We cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas. Drilling activities may be unprofitable, not only from non-productive wells, but from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity and permeability may hinder, restrict or even make production impractical or impossible.

        Drilling exploratory wells is riskier than drilling developmental wells.    Most of the wells drilled by us and our affiliates since 1996 have been exploratory wells. The partnership may drill one or more exploratory wells. Drilling exploratory wells involves greater risks of dry holes and loss of the partners' investment than the drilling of developmental wells. Drilling developmental wells generally involves less risk of dry holes, although sometimes developmental acreage is more expensive and subject to greater royalties and other burdens on production. This investment is suitable for you only if you are financially able to withstand a loss of all or substantially all of your investment.

        The partnership may be required to pay delay rentals to hold properties, which may deplete partnership capital.    Oil and gas leases generally require that the property must be drilled upon by a certain date or additional funds known as delay rentals must be paid to keep the lease in effect. Delay rentals typically must be paid within a year of the entry into the lease if no production or drilling activity has commenced. If delay rentals become due on any property the partnership acquires, the partnership will have to pay its share of such delay rentals or lose its lease on the property. These delay rentals could equal or exceed the cost of the property. Further, payment of these delay rentals could seriously deplete the partnership's capital available to fund drilling activities when they do commence.

        Prices of oil and natural gas are unstable.    Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit production, global economic conditions, weather conditions and other factors that are beyond our control. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect the partnership and the investor partners. Prices for oil and natural gas have been and are likely to remain extremely unstable.

        Competition, market conditions and government regulation may adversely affect the partnership.    A large number of companies and individuals engage in drilling for oil and natural gas. As a result, there is intense competition for the most desirable prospects. The sale of any oil or natural gas found and produced by the partnership will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. Governmental regulations may fix rates of production from partnership wells, and the prices for oil and natural gas produced from the wells may be limited. From time-to-time, a surplus of oil and natural gas occurs in areas of the United States.

The effect of a surplus may be to reduce the price the partnership may receive for its oil or gas production, or to reduce the amount of oil or natural gas that the partnership may produce and sell.

        Environmental hazards and liabilities may adversely affect the partnership and result in liability for the additional general partners.    There are numerous natural hazards involved in the drilling of oil and natural gas wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured liabilities would reduce the funds available to the partnership, may result in the loss of partnership properties and may create liability for you if you are an additional general partner. Although the partnership will maintain insurance coverage in amounts we deem appropriate, it is possible that insurance coverage may be insufficient. In that event, partnership assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

        The partnership may incur liability for liens against its subcontractors.    Although we will try to determine the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, the properties of the partnership could be subject to materialmen's and workmen's liens. In that event, the partnership could incur excess costs in discharging such liens.

        Shut-in wells and delays in production may adversely affect partnership operations. Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to seasonal marketing demands. Wells drilled for the partnership may have access to only one potential market. Local conditions, including closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from partnership wells.

        The production and producing life of partnership wells is uncertain. Production will decline. It is not possible to predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient oil or natural gas may not be produced for you to receive a profit or even to recover your initial investment. In addition, production from the partnership's oil and natural gas wells, if any, will decline over time, and does not indicate any consistent level of future production. This production decline may be rapid and irregular when compared to a well's initial production.

Tax Risks

        Tax treatment may change.    The tax treatment currently available with respect to oil and natural gas exploration and production may be modified or eliminated on a retroactive or prospective basis by additional legislative, judicial, or administrative actions.

        Tax treatment depends upon partnership classification.    Tax counsel has rendered its opinion to us that the partnership will be classified for federal income tax purposes as a partnership and not as an association taxable as a corporation or as a "publicly traded partnership." This opinion is not binding on the IRS or the courts. The IRS could assert that the partnership should be classified as a "publicly traded partnership." This would mean that any income, gain, loss, deduction, or credit of the partnership would remain at the entity level and not flow through to the partners, that the income of the partnership would be subject to corporate tax rates at the entity level, and that distributions to the investor partners might be considered dividend distributions subject to federal income tax at the partners' level.

        Tax liabilities may exceed cash distributions.    You may be required to pay federal income tax based upon your distributive share of partnership taxable income for any year in an amount exceeding the cash distributed to you by the partnership. You must include in your own return for a taxable year your share of the items of the partnership's income, gain, profit, loss, and deductions for the year, whether or not cash proceeds are actually distributed to you.

        Tax treatment will differ for additional general partners and limited partners.    An investment as an additional general partner in the partnership may not be advisable for you if your taxable income from all sources is not recurring or is not normally subject to the higher marginal federal income tax rates. An investment as a limited partner may not be advisable for you if you do not anticipate having substantial current taxable income from passive trade or business activities. You will not be able to utilize any passive losses generated by the partnership unless you receive passive income.

        If you invest as an additional general partner, you will have the right to convert your general partner interests into limited partner interests, subject to certain limitations. All units of general partner interest held by investors will be converted into units of limited partner interest as soon as practicable after the end of the year in which drilling by the partnership has been completed. After the conversion, gain will be recognized to the extent that any liabilities of which an additional general partner is considered relieved due to the conversion exceed his adjusted basis in his partnership interest.

        Partnership income, losses, gains, and deductions allocable to a limited partner will be subject to the passive activity rules and those allocable to an additional general partner will generally not be subject to the passive activity rules. Upon conversion of an additional general partner's interest to that of a limited partner, subsequently allocable income and gains will be treated as non-passive, while losses and deductions will be limited under the passive loss rules.

        Audits of the partnership's tax returns could result in increased taxes due by the partners or audits of partners' individual tax returns. The fact that the partnership will not be registered with the IRS as a "tax shelter" does not reduce the possibility that the IRS will audit the partnership's returns. If an audit occurs, tax adjustments might be made that would increase the amount of taxes due or increase the risk of audit of partners' individual tax returns. Costs and expenses may be incurred by the partnership in contesting any audit adjustments. The cost of responding to audits of partners' tax returns will be borne solely by the partners whose returns are audited.

        A material portion of your subscription proceeds is not currently deductible. A material portion of the subscription proceeds of the partnership will be expended for cost and expense items that will not be currently deductible for income tax purposes.

        The IRS could challenge the partnership's deductions for prepayment of drilling costs. Some drilling cost expenditures may be made as prepayments during a year for drilling and completion operations that in large part may be performed during the following year. All or a portion of these prepayments may be currently deductible by the partnership if:

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  drilling on the well to which the prepayment relates occurs within 90 days after the end of the year the prepayment is made;

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  the payment is not a mere deposit; and

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  the payment serves a business purpose or otherwise satisfies the clear reflection of income rule.

        The partnership could fail to satisfy the requirements for deduction of prepaid intangible drilling and development costs. The IRS may challenge the deductibility of these prepayments. If a challenge were successful, the challenged prepaid expenses would be deductible in the tax year in which the services under the drilling contracts are actually performed, rather than the tax year in which the payment was made.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains forward-looking statements that involve risks and uncertainties. You should exercise extreme caution with respect to all forward-looking statements made in this prospectus supplement. Specifically, the following statements are forward-looking:

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  statements regarding our overall strategy for acquiring prospects including our intent to co-invest with major independent oil companies and our intent to diversify our investments;

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  statements estimating any number or specific type or size of prospects we may acquire or size of the interest we may acquire in such prospects;

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  statements regarding the state of the oil and gas industry and the opportunity to profit within the oil and gas industry, our competition, pricing, level of production, or the regulations that may affect us;

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  statements regarding the plans and objectives of our management for future operations, including, without limitation, the uses of partnership funds and the size and nature of the costs we expect to incur and people and services we may employ;

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  any statements using the words "anticipate," "believe," "estimate," "expect" and similar such phrases or words; and

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  any statements of other than historical fact.

        We believe that it is important to communicate our future expectations to our investors. Forward-looking statements reflect the current view of management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including, without limitation, the factors listed above in the section captioned "RISK FACTORS." Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described herein. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur.

        We do not intend to update our forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

TERMS OF THE OFFERING

General

        Reef Partners LLC, a Nevada limited liability company ("Reef Partners"), is sponsoring Reef Global Energy II, L.P. which we refer to in this prospectus supplement as the "partnership." The partnership is the second to be offered in a series of up to ten Nevada limited partnerships comprising a program called Reef Global Energy Ventures. We are offering 375 units of limited partner interests and 125 units of additional general partner interests in the partnership. Units are being offered at an offering price of $20,000 per unit to prospective investors who meet the suitability standards described in the accompanying prospectus. The minimum required subscription per investor is one-quarter unit ($5,000). If an investor purchases units on more than one occasion during the offering period of the partnership, the minimum required subscription on each occasion is one-quarter unit ($5,000).

        The partnership will be formed by Reef Partners as managing general partner promptly after subscriptions have been accepted for at least 50 units ($1,000,000). There is no minimum number of additional general partner or limited partner interests that must be sold in reaching the 50 unit minimum necessary to form the partnership. The managing general partner will buy at least 5% of the partnership units. These units may be either additional general partner interests or limited partner interests. The managing general partner and its affiliates may, in their sole and absolute discretion, subscribe for additional units. The partnership will not be formed until subscriptions have been accepted for at least 50 units, including units subscribed for by the managing general partner and its affiliates. No more than 500 units ($10,000,000) will be sold in the partnership.

        The price to be paid by the managing general partner for its minimum subscription, and the price to be paid by the managing general partner and its affiliates for additional units that any of them may subscribe for, if any, is the same price per unit to be paid by investors, net, however, of the management fee. The managing general partner and/or its affiliates will be entitled to the same ratable interest per unit they purchase in the partnership as other unit holders. The purchase of units by the managing general partner and/or its affiliates may permit the partnership to satisfy its requirements to sell the minimum number of units in order to close the offering of units of the partnership. All units purchased by the managing general partner and/or its affiliates will be made for investment purposes only and not with a view toward redistribution or resale.

Offering Period

        The offering period for the partnership began on the date of this prospectus and may be terminated at any time after the minimum number of units (50) has been subscribed for in the partnership, including units subscribed for by the managing general partner and its affiliates. Unless Reef Partners elects to terminate the partnership's offering period before the maximum number of units (500) in the partnership has been subscribed for, the offering period for the partnership will terminate on December 31, 2003.

        Note to Minnesota Residents.    Any registration of the sale of partnership units in the State of Minnesota will expire on May 31, 2003. A new application for registration must be filed for sales subsequent to that date.

Election to Purchase As Limited Partner or Additional General Partner

        A subscriber may elect to purchase units as a limited partner or as an additional general partner, by purchasing units of limited partner interest or units of general partner interest. A maximum of 375 units of limited partner interests and a maximum of 125 units of general partner interests may be issued by the partnership. As long as a total of at least 50 units are sold in the partnership, there is no minimum number of additional general partner or limited partner interests that must be sold.

Subscriptions for Units; Escrow Account

        Subscriptions for units are payable in cash upon subscription. Checks for units should be made payable to "Bank One, Escrow Agent for Reef Global Energy II, L.P." and should be given to the subscriber's broker for submission to the dealer manager and escrow agent.

        The execution of the subscription agreement by a subscriber, or by his authorized representative in the case of fiduciary accounts, constitutes a binding offer to buy unit(s) in the partnership and an agreement to hold the offer open until the subscription is accepted or rejected by the managing general partner. Once an investor subscribes for units, he will not have any revocation rights, unless otherwise provided by state law. The managing general partner may not complete a sale of units to any investor until at least five business days after the date the investor has received a final prospectus. In addition, the managing general partner will send to each investor a confirmation of his purchase.

        The managing general partner may refuse to accept any subscription without liability to the subscriber. The managing general partner may reject a subscription if, for example, the prospective investor does not satisfy the suitability standards described in the accompanying prospectus or if the subscription is received after the offering period has terminated. The execution of the subscription agreement and its acceptance by the managing general partner also constitute the execution of the partnership agreement and an agreement to be bound by its terms as a partner, including the granting of a special power of attorney to the managing general partner appointing it as the partner's lawful representative to make, execute, sign, swear to, and file a Certificate of Limited Partnership, governmental reports, certifications, contracts, and other matters.

        Subscription proceeds of the partnership will be held in a separate interest-bearing escrow account with Bank One, National Association, as escrow agent until at least 50 units in the partnership have been subscribed for, including units subscribed for by the managing general partner and its affiliates. If the minimum number of units in the partnership are not subscribed for prior to the termination of the partnership's offering period, the partnership will not be formed, and the escrow agent will promptly return all subscription proceeds to subscribers in full, with any interest earned on the subscriptions. If at least 50 units have been subscribed for during the partnership's offering period, including units subscribed for by the managing general partner and its affiliates, then the managing general partner may direct the escrow agent to disburse the funds in the escrow account, in whole or in part, at any time during the remainder of the partnership's offering period, and to pay to the managing general partner all funds in the escrow account upon termination of the partnership's offering period.

        Subscriptions will not be commingled with the funds of the managing general partner or its affiliates, nor will subscriptions be subject to the claims of their creditors. Subscription proceeds will be invested during the offering period only in short-term institutional investments comprised of or secured by securities of the U.S. government. Interest accrued on subscription funds prior to closing of the offering and funding of the partnership will be allocated pro rata to the respective subscriber.

Formation of the Partnership

        The partnership will be formed pursuant to the Nevada Uniform Limited Partnership Act (the "Act") and funded promptly following the termination of its offering period. However, the partnership will not be funded with less than minimum aggregate subscriptions of $1,000,000. The partnership will not have any assets or liabilities and will not commence any drilling operations until after its funding.

        The partnership is and will be a separate and distinct business and economic entity from every other Reef Global Energy Ventures partnership. Thus, the investor partners in one partnership will be partners only of that partnership in which they specifically subscribe and will not have any interest in any of the other partnerships. Therefore, they should consider and rely solely upon the operations and success of their own partnership in assessing the quality of their investment. The performance of this partnership will not be attributable to the performance of other partnerships. Investor partners will not have any interest in the managing general partner or any of its affiliates other than the interest held in the partnership in which they specifically subscribe.

        Upon funding of the partnership, the managing general partner will deposit the subscription funds in interest-bearing accounts or invest such funds in the partnership's name in short-term highly-liquid securities where there is appropriate safety of principal, until the funds are required for partnership purposes. Interest earned on amounts so deposited or invested will be credited to the accounts of the partnership.

        The managing general partner anticipates that within 12 months following the formation of the partnership all subscriptions will have been expended or committed for partnership operations. Unless the managing general partner determines that it is prudent for the partnership to set aside funds for working capital, contingencies, or any other matter, any unexpended and/or uncommitted subscriptions at the end of such 12-month period will be returned pro rata to the investor partners and the managing general partner will reimburse such partners for organization and offering costs and the management fee allocable to the return of capital.

        The managing general partner will file a Certificate of Limited Partnership and any other documents required to form the partnership with the State of Nevada. The managing general partner also will take all other actions necessary to qualify the partnership to do business as a limited partnership or cause the limited partnership status of the partnership to be recognized in any other jurisdiction where the partnership conducts business.

Types of Units

        Investor May Choose to be a Limited Partner and/or an Additional General Partner.    An investor partner may purchase units as a limited partner and/or as an additional general partner. Although income, gains, losses, deductions, and cash distributions allocable to the investor partners are generally shared pro rata based upon the amount of their subscriptions, there are material differences in the federal income tax effects and the liability associated with these different types of units. Any income, gain, loss, or deduction attributable to partnership activities will generally be allocable to the partners who bear the economic risk of loss with respect to the activities. Additional general partners generally will be permitted to offset partnership losses and deductions against income from any source. Limited partners generally will be allowed to offset partnership losses and deductions only against passive income.

        An investor must indicate the number of limited partner units or additional general partner units subscribed for and fill in the appropriate line on the investor signature page of the subscription agreement. If a subscriber fails to indicate on the subscription agreement a choice between investing as a limited partner or as an additional general partner, the managing general partner will not accept the subscription and will promptly return the subscription agreement and the tendered subscription funds to the subscriber.

        Limited Partners.    The liability of a limited partner of the partnership for the partnership's debts and obligations will be limited to that partner's capital contributions, his share of partnership assets, and the return of any part of his capital contribution. Under Nevada law, a limited partner is liable for all or part of a returned capital contribution as follows:

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  For a period of one year after the termination of the partnership, if the limited partner received the return of any part of his capital contribution without violation of the partnership agreement or the Act, the limited partner's liability is limited to the amount necessary to discharge the limited partner's liabilities to creditors who extended credit to the partnership during the period the capital contribution was held by the partnership.

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  For a period of six years after the termination of the partnership, if the limited partner has received the return of any part of his contribution in violation of the partnership agreement or the Act, he may be liable for the entire amount of the wrongfully returned capital contribution.

        General Partners.    The general partners of the partnership will consist of the managing general partner and each investor purchasing units of general partner interest. Each additional general partner will be fully liable for the debts, obligations and liabilities of the partnership individually and as a group with all other general partners as provided by the Act to the extent liabilities are not satisfied from the proceeds of insurance, from the indemnification by the managing general partner, or from the sale of partnership assets. See "RISK FACTORS." While the activities of the partnership will be covered by substantial insurance policies and indemnification by the managing general partner (see "PROPOSED ACTIVITIES—Insurance" and "SUMMARY OF PARTNERSHIP AGREEMENT—Indemnification" in the accompanying prospectus), the additional general partners may incur personal liability as a result of the activities of the partnership that are not covered by insurance, partnership assets, or indemnification.

        Conversion of Units by the Managing General Partner and by Additional General Partners.    The managing general partner will convert all units of general partner interest of the partnership into units of limited partner interest as soon as practicable after the end of the year in which drilling by the partnership has been completed. In addition, upon written notice to the managing general partner, and except as provided below and in the partnership agreement, additional general partners of the partnership have the right to convert their interests into limited partner interests:

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  at any time after one year following the closing of the offering of the partnership and the disbursement to the partnership of the proceeds of the offering; and

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  at any time within the 30 day period prior to any material change in the amount of the partnership's insurance coverage.

        Upon conversion, an additional general partner of the partnership will become a limited partner of the partnership. Conversion will not be permitted if it will cause a termination of the partnership for federal income tax purposes.

        Conversion of an additional general partner to a limited partner in the partnership will not be effective until the managing general partner files an amendment to the partnership's Certificate of Limited Partnership. The managing general partner is obligated to file an amendment to its Certificate at any time during the full calendar month after receiving the required notice of the additional general partner requesting conversion, as long as the conversion will not result in a termination of the partnership for tax purposes. A conversion made in response to a material change in the partnership's insurance coverage will be made effective prior to the effective date of the change in insurance coverage. After the conversion of his general partner interest to that of a limited partner, each converting additional general partner will continue to have unlimited liability for partnership liabilities arising prior to the effective date of such conversion, and will have limited liability to the same extent as limited partners for liabilities arising after conversion to limited partner status is effected.

        Except with respect to units it buys in the partnership for cash, the managing general partner is not entitled to convert its interests into limited partnership interests. Limited partners do not have any right to convert their units into units of general partnership interest.

SOURCE OF FUNDS AND USE OF PROCEEDS

Source of Funds

        Upon completion of the offering of units in the partnership, and before borrowing becomes permissible, the sole funds available to the partnership will be the capital contributions of the partners, which will range from a minimum of $1,000,000 if the minimum subscription of 50 units is sold to a maximum of $10,000,000 if the maximum subscription of 500 units is sold. This aggregate capital contribution includes the purchase of units by the managing general partner and its affiliates. The managing general partner will purchase at least 5% of the units in the partnership at the offering price of $20,000 per unit, net of the management fee. There is no limit on the number of units the managing general partner and its affiliates may elect to purchase in the partnership.

Use of Proceeds

        In order to fund the partnership, a minimum of 50 units ($1,000,000) must be sold. The following table presents information regarding the financing of the partnership based upon the sale of 50 units ($1,000,000) and the sale of 500 units ($10,000,000), the minimum and maximum number of units, respectively, that can be sold for the partnership. We will receive a fee equal to 15% of the total amount of subscriptions received to pay for costs associated with the organization of the partnerships and the offering, including sales commissions. If the organization and offering costs, including commissions paid by us, are less than 15% of subscription proceeds, we will keep the difference as a one-time management fee. If these costs exceed 15% of the subscription proceeds, we will pay the difference. The amount of our management fee that is not used to pay organization and offering costs, if any, therefore cannot be determined until all of the partnerships have been formed.

	Minimum Subscription (50 Units)	Percent	Maximum Subscription (500 Units)	Percent
Total partnership capital	$1,000,000	100.00%	$10,000,000	100.00%
Less: Organization and offering costs, including commissions, and management fee to managing general partner	150,000	15.00%	1,500,000	15.00

Amount available for investment	$850,000	85.00%	$8,500,000	85.00%

Subsequent Source of Funds

        As indicated above, it is anticipated that substantially all of the partnership's initial capital will be committed or expended following the offering of units in the partnership. The partnership agreement does not permit the partnership to borrow any funds for its activities until drilling has been completed and all additional general partner interests have been converted into limited partner interests. Consequently, any future requirements for additional capital may have to be satisfied from partnership production or from assessments voluntarily contributed by the partners to fund subsequent operations. See "ASSESSMENTS AND FINANCING" in the accompanying prospectus and "RISK FACTORS—Special Risks of the Partnership—The partnership has limited external sources of funds, which could result in a shortage of working capital." Alternatively, the partnership could farm out or sell partnership properties.

PROPOSED ACTIVITIES

Introduction

        The partnership will be formed to drill, complete and own oil and natural gas properties. The managing general partner may conduct partnership operations throughout the world, in such locations as it may deem advisable. The managing general partner intends for the partnership primarily to acquire interests in oil and natural gas properties in which major or independent oil and gas companies also have interests. At times, the partnership may drill and own interests without such strategic partners. The managing general partner believes that these acquisitions from major or independent oil and gas companies may permit the partnership to obtain the benefit of seismic, geological and geophysical exploration and initial drilling efforts conducted by such major companies.

        Risks may be spread to a limited extent by participating in drilling operations on a number of different prospects. Until the amount of funds to be available for the partnership's drilling activities is determined, the precise number of prospects cannot be determined and the drilling budget cannot be formulated.

        No prospects have been pre-selected by the managing general partner. A "prospect" is generally defined as a contiguous oil and gas leasehold estate, or lesser interest in a leasehold estate, upon which drilling operations may be conducted.

        Depending on its attributes, a prospect may be characterized as an "exploratory" or "development" site. Generally speaking, exploratory drilling involves the conduct of either drilling operations in search of a new and yet undiscovered pool of oil and gas or, alternatively, drilling within a discovered pool with the hope of greatly extending the limits of the pool. In contrast, development drilling involves drilling to a known producing formation in a previously discovered field.

        It is anticipated that all prospects will be evaluated utilizing data provided to the managing general partner by Reef Exploration, Inc. ("Reef Exploration"), including well logs, production records from Reef Exploration's and others' wells, seismic, geological and geophysical information, and such other information as may be available and useful. Reef Exploration is an affiliate of the managing general partner. See "MANAGEMENT" in the accompanying prospectus. In addition, prospects will be evaluated by petroleum engineers, geophysicists, and other technical consultants retained by the managing general partner.

Gulf of Mexico Prospects

        One of the ways Reef Partners may identify prospects located in the U.S. Gulf of Mexico is through an agreement entered into with Challenger Minerals, Inc. on October 30, 2001. Challenger Minerals, Inc. ("CMI"), a subsidiary of GlobalSantaFe Corporation, is a premier screener of oil and gas prospects in the Gulf of Mexico region. GlobalSantaFe Corporation, a New York Stock Exchange listed company and the second largest oil and gas drilling company in the world, furnishes offshore drilling rigs and services to the oil and gas industry worldwide. Its subsidiary, Applied Drilling Technology Inc. ("ADTI"), furnishes competitive turnkey drilling and completion services in the Gulf of Mexico. ADTI estimates that it captured 64% of the turnkey drilling market in this region in the year 2000.

        Under the agreement between CMI and Reef Partners, during the period between January 31, 2002 and January 31, 2005, CMI will identify, initially evaluate, and present to Reef Partners a minimum of 50 prospects per year in the Gulf of Mexico region, as to which working interests are available for participation by Reef Partners or its affiliates, including the partnership. Reef Partners will pay a participation fee of $1,125,000 ($375,000 per year) for the services provided by CMI under the agreement. CMI has been actively engaged in conducting such evaluations since 1995 and estimates that it has screened an average of 138 prospects in the Gulf of Mexico region per year in each of the last four years.

        Under the agreement, Reef Partners has no obligation to acquire any interest in any prospect or in any minimum number of prospects identified to it by CMI for its own account or for the account of any affiliate, including the partnership. If Reef Partners believes that a prospect presented to it merits a detailed geo-technical review, CMI will coordinate with and assist Reef Partners' technical personnel to conduct the review. Reef Partners may thereafter elect to participate in a prospect, at times jointly with CMI and its affiliates and at times without the involvement of these entities. Reef Partners will have the right to purchase up to 12.5% of the interest in any prospect made available to CMI but may achieve greater participation if CMI or other of its joint venture partners elect not to participate. On many prospects in which CMI does participate it will likely bring with it the added benefit of the substantial experience ADTI has acquired in the drilling and completion of prospects in the region, as ADTI may be selected to drill and complete the wells.

        Reef Partners cannot predict how many prospects identified by CMI will be deemed suitable for its participation, nor can it predict how many of these will prove suitable for the partnership. Reef Partners believes that its arrangements with CMI will produce interests in quality prospects for acquisition. In addition, Reef Partners will save the costs of gathering exploration data and evaluation time attendant to these prospects and minimize the risk that wells on these prospects will never be drilled. In the eighteen-month period from January 2000 through June 2001, CMI participated in 34 wells in the Gulf of Mexico region, of which 26 were completed as commercially producing. In 1999 CMI participated in 22 wells in the region, resulting in 14 wells completed as commercial producers. In 1998, CMI participated in 11 wells in the region, resulting in five wells completed as commercial producers.

MANAGEMENT

General

        The managing general partner of the partnerships is Reef Partners LLC, a privately-owned Nevada limited liability company that was formed in February 1999 by the holders of all of the outstanding common stock of Reef Exploration. Reef Exploration was organized in 1987 for the principal purpose of reviewing drilling prospects upon which partnerships and joint ventures formed by Reef Exploration might engage in exploration, development and production activities. Since 1987, Reef Exploration has been engaged continuously in the business of exploring for, developing and producing oil and natural gas both within and outside the continental United States, through partnerships and joint ventures it has formed. Michael J. Mauceli, the manager of the managing general partner, is the Chief Executive Officer of Reef Exploration.

        The managing general partner will actively manage and conduct the business and oversee the day to day operations of the partnerships. It will be responsible for maintaining partnership bank accounts, collecting partnership revenues, making distributions to the partners, delivering reports to the partners, and supervising the drilling, completion, and operation of the partnerships' oil and natural gas wells. Certain officers of the managing general partner are also directors, officers and employees of Reef Exploration. Subject to limitations set forth in the partnership agreement, such individuals, the managing general partner and Reef Exploration itself intend to continue to engage in the oil and gas business for their own account and for the account of others. See "CONFLICTS OF INTEREST" in the accompanying prospectus. The managing general partner and such directors, officers and employees will devote as much of their time and talents to the management of the partnerships as necessary for the proper conduct of the partnerships' business.

        Reef Exploration employs Dwight E. Roberts, Vice President—Exploration to oversee all aspects of prospect and project generation and review. Working closely with Mr. Roberts is Laura S. Klein, Vice President—Engineering, whose responsibilities encompass drilling design, well completion and production oversight. H. Walt Dunagin, Vice President—Land Management, oversees legal aspects concerning leasing, operating agreements, industry partner joint venture arrangements, and acts as Reef Exploration's chief negotiator. Reef Exploration also retains a number of subcontractors and consulting companies who report to the Vice Presidents. These include, but are not limited to, geologists, geophysicists, petrophysicists, paleontologists, drilling engineers, reservoir engineers, drilling rig supervisors, landmen, surveyors, legal experts and other specialists with expertise in the search, exploration, development and day to day operations associated with petroleum exploration and production. Mr. Roberts, Ms. Klein and Mr. Dunagin, and these subcontractors and consulting companies will be retained by the managing general partner.

        When the opportunity arises, the managing general partner will choose operators of the prospects that are experienced in the operation of oil and natural gas properties. However, in many cases the partnerships will own too small an interest in the prospect to make decisions regarding who will act as operator for the property. In such cases, the choice of who acts as operator will be made by parties owning a greater percentage of the particular prospect. Although the managing general partner believes that the operator of partnership prospects will usually be an unrelated third party, Reef Exploration, an affiliate of the managing general partner, may act as operator. Since its inception in 1987, Reef Exploration has served as operator of approximately 120 wells and it is currently the operator of 15 wells.

Reef Partners LLC

        The Manager, officers and key personnel of the managing general partner, their ages, current positions with the managing general partner and/or Reef Exploration, and certain additional information are set forth below:

Name	Age	Positions and Offices Held
Michael J. Mauceli	46	Manager of Reef Partners; Chief Executive Officer and Director of Reef Exploration
H. Walt Dunagin	45	Vice President—Land Manager of Reef Exploration
Dwight E. Roberts	50	Vice President—Exploration of Reef Exploration
Laura S. Klein	43	Vice President—Engineering of Reef Exploration
Daniel C. Sibley	51	General Counsel and Chief Financial Officer of Reef Partners and Reef Exploration
David M. Tierney	50	Controller—Reef Global Energy Ventures

        Michael J. Mauceli is the Manager and a member of Reef Partners, as well as the Chief Executive Officer and a Director of Reef Exploration. Mr. Mauceli has held these positions with the managing general partner since its formation in February 1999. He has served in these positions with Reef Exploration since 1987. Since its inception, Mr. Mauceli has also served as manager of Reef Operating Company LLC, a Nevada limited liability company formed in December 2001 by Reef Partners and Reef Exploration. Mr. Mauceli attended the University of Mississippi where he majored in business management and marketing as well as the University of Houston where he received his Commercial Real Estate License. He entered the oil and gas business in 1976 when he joined Tenneco Oil & Gas Company. Mr. Mauceli moved to Dallas in 1979, where he was independently employed by several exploration and development firms in planning exploration and marketing feasibility of privately sponsored drilling programs.

        H. Walt Dunagin is Vice President—Land Manager of Reef Exploration. He has held this position since 1990. He is a 1979 graduate of the University of Mississippi. Mr. Dunagin began his career doing independent land work for Exxon Co. U.S.A. Since that time he has performed land work in Alabama, Mississippi, Louisiana, North Dakota, Montana, Oklahoma and Texas. For six years prior to joining Reef Exploration, he was directly involved in the sale of producing properties for Mobil, Texaco, Oryx Energy and American Exploration Company. He became a Certified Professional Landman in August 1986 and is a member of the American Association of Petroleum Landmen, Dallas Association of Petroleum Landmen and the International Association of Petroleum Negotiators.

        Dwight E. Roberts is Vice President—Exploration at Reef Exploration. He was appointed to this position in 2003. He is a graduate of Eastern New Mexico University with a Bachelor's degree in geology and did post-graduate work at the Colorado School of Mines in 1975-1976. Mr. Roberts has worked for several oil and gas companies as a geologist developing exploration prospects, and was also self-employed as a geologist from 1992-1997, generating exploration and exploitation prospects for clients as well as performing studies for well re-completions and infield development projects for clients. From 1997 to June 1999, Mr. Roberts was a senior staff geologist at Pioneer Natural Resources USA, Inc. From July 1999 to March 2002, he was the Manager of Geology/Geophysics at Prize Energy Corporation, and supervised the company's exploration activity, which was concentrated in South Texas, the Texas Gulf Coast, Louisiana and the Permian Basin. He is a member of AAPG (American Association of Petroleum Geologists) and the Society of Petroleum Engineers.

        Laura S. Klein is Vice President—Engineering at Reef Exploration, a position she has held since joining the company early in 2000. She is a 1981 graduate of the Colorado School of Mines with a Bachelor's degree in Petroleum Engineering. Since receiving her degree, Ms. Klein has accumulated 21 years of experience as both a drilling/completion engineer and worldwide rig operations supervisor. From 1996 until coming to Reef Exploration, she held the position of Senior Staff Drilling Engineer with Mobil's International Drilling Services Unit and oversaw projects in Russia, China, Italy and the North Sea. Ms. Klein also managed recruiting and training for Mobil's worldwide drilling organization. Ms. Klein's professional affiliations include SPE (Society of Petroleum Engineers), AADE (American Association of Drilling Engineers) and ASTD (American Society of Training and Development).

        Daniel C. Sibley became General Counsel and Chief Financial Officer of Reef Partners in December 1999. He has served in these same positions for Reef Exploration since 1998. From 1980 to 1998, Mr. Sibley was involved in the private practice of law. He received a B.B.A. in accounting from the University of North Texas in 1973, a law degree (J.D.) from the University of Texas in 1977, and a Master of Laws-Taxation degree (L.L.M.) from Southern Methodist University in 1984.

        David M. Tierney was employed by Reef Exploration, Inc. in March 2001, and is the Controller of the Reef Global Energy Ventures partnerships. Mr. Tierney received a Bachelor's degree from Davidson College in 1974, a Masters of Business Administration (MBA) from Tulane University in 1976, and is a Texas Certified Public Accountant. Mr. Tierney has worked in public accounting, and has spent the last 23 years working in the oil and gas industry. From 1992 through 2000 he served as controller/treasurer of an independent oil and gas exploration company.

Ownership of Reef Partners LLC

        The following table sets forth information with respect to the membership interests of the managing general partner owned by each person who owns beneficially 5% or more of the outstanding membership interests, by all managers of the managing general partner individually, and by all managers and executive officers of the managing general partner as a group.

Name and Address	Amount Beneficially Owned	Percent of Class
Estate of Vearl Sneed c/o Reef Partners LLC 1901 N. Central Expressway Suite 300 Richardson, Texas 75080	N/A	50%
Michael J. Mauceli c/o Reef Partners LLC 1901 N. Central Expressway Suite 300 Richardson, Texas 75080	N/A	50%
Managers and executive officers as a group (1 person)	N/A	50%

        Upon completion of the settlement described below under "—Legal Proceedings," the membership interests in the managing general partner presently held by the Estate of Vearl Sneed will be transferred to Michael J. Mauceli, who will then own 100% of such membership interests.

Compensation

        No officer, manager, director or employee of Reef Partners or Reef Exploration will receive any direct remuneration or other compensation from any of the partnerships.

Legal Proceedings

        Reef Partners and certain of its affiliates were defendants and counter-plaintiffs in a case styled "In the matter of the Estate of Vearl Sneed, U.S. Bank National Association, Successor by Merger to Santa Monica Bank, Administration with Will Annexed of the Estate of Vearl Sneed v. Reef Exploration, Inc., Michael J. Mauceli, the Mauceli Family Management Trust, Reef Partners, LLC, Pure Reef Limited Partnership and Pure Holding, Inc.," Cause Number 99-04149-00, pending in the Probate Court of Dallas County, Texas.

        The lawsuit sought to invalidate a lease on a property owned by the estate of Vearl Sneed, a 50% member of Reef Partners, that the estate claimed was entered into by Mr. Mauceli on behalf of Reef Exploration on terms more favorable than Reef Exploration would have received in an arms-length transaction. The lawsuit claimed this was in breach of Mr. Mauceli's fiduciary duty as Mr. Sneed's agent.

        The lawsuit also sought to compel Reef Exploration to purchase Mr. Sneed's 50% interest in Reef Exploration pursuant to the terms of a shareholders' agreement entered into by Mr. Sneed and Mr. Mauceli prior to Mr. Sneed's death. On September 9, 2002 the Probate Court of Dallas County approved a settlement agreement that has been partially implemented. The effect of the settlement will be that the estate of Vearl Sneed will beneficially receive an undivided 50% interest in all the net assets as of June 30, 2002 of the Reef entities, including Reef Partners. Upon completion of the settlement, the membership interests in the managing general partner presently held by the Estate of Vearl Sneed will be transferred to Michael J. Mauceli, who will then own 100% of such membership interests.

PRIOR ACTIVITIES

        Investors in Reef Global Energy II, L.P. should not assume that they will experience returns similar to those experienced by investors in the other programs described below which were sponsored by Reef

Exploration or Reef Partners. There can be no assurance that prior performance will be indicative of future returns. The results described below should be viewed only as indicative of our experience and level of activity.

        Reef Global Energy Ventures is the first public drilling program sponsored by Reef Partners as managing general partner. Reef Global Energy I, L.P., which was formed in December 2002, was the first partnership formed in this program. Since December 31, 2002, Reef Global Energy I, L.P. has participated in the drilling of two wells. The first was a development well that is currently being completed. The second was an exploratory well that was a dry hole. In addition, Reef Global Energy I, L.P. has signed agreements to participate in the reentry of a development well in the Gulf of Mexico that logged oil and gas pay, and in the drilling of an infield development gas well in Oklahoma. Since its formation in February 1999, Reef Partners has sponsored 12 private drilling ventures and seven private income fund ventures, as well as Reef Global Energy Ventures. Together, the ventures sponsored by Reef Partners have raised approximately $69.9 million from outside investors.

        Between January 1996 and February 1999, Reef Exploration, as managing general partner, sponsored 13 private joint ventures engaged in oil and gas drilling operations. Together, these joint ventures raised approximately $56.8 million.

        Effective December 31, 2001, nine of the Texas joint ventures sponsored by Reef Partners or Reef Exploration were converted into Texas limited partnerships. Upon each joint venture's conversion, Reef Partners or Reef Exploration, as the case may be, ceased to be the managing venturer, and Reef Operating Company LLC, a Nevada limited liability company owned by Reef Partners and Reef Exploration, became the managing general partner. Bell City 3-D Joint Venture is now Reef—Bell City 3-D L.P. Savoie-Fontenot Joint Venture is now Reef—Savoie-Fontenot L.P. Bell City #1 Joint Venture is now Reef—Bell City #1 L.P. Bell City #5 Joint Venture is now Reef—Bell City #5 L.P. Bell City #6 Joint Venture is now Reef—Bell City #6 L.P. Reef Partners 1999-A Joint Venture is now Reef 1999-A Income Fund L.P. Reef Partners 1999-B Joint Venture is now Reef 1999-B Income Fund L.P. Reef Partners 2000-A Joint Venture is now Reef 2000-A Income Fund L.P. Lastly, Reef Partners 2001-A Joint Venture is now Reef 2001-A Income Fund L.P.

        The tables below set forth certain operating statistics with respect to the ventures sponsored by Reef Partners and Reef Exploration, other than Reef-Toledo Bend #1 Joint Venture, Reef-Bobcat Run Infield Drilling Joint Venture #1, Reef Global Energy I, L.P. and Reef Partners 2002-A Income Fund Joint Venture. Reef-Toledo Bend #1 Joint Venture completed the drilling of a non-commercially producing well in January 2003, and has been granted a carried interest in a subsequent infield development well expected to be drilled in March 2003. Reef Global Energy I, L.P. completed its offering period on December 31, 2002. Reef-Bobcat Run Infield Drilling Joint Venture #1 and Reef Partners 2002-A Income Fund Joint Venture were in formation as of December 31, 2002. The first two tables set forth the contributions to, distributions from and federal income taxable gain or loss from each venture. Cash distributions presented in Table One do not represent a return of capital. The third table sets forth the gross revenues earned by the venture and by Reef Exploration, Reef Partners and their affiliates from each prospect. The fourth table sets forth the costs incurred by the venture. The fifth table sets forth the drilling results for each of the 26 drilling ventures sponsored by Reef Partners and Reef Exploration with the exception of Reef-Bobcat Run Infield Drilling Joint Venture #1 and Reef Global Energy I, L.P. Note that in Table Five, the well in the Valle Morado Joint Venture was completed and sold prior to beginning production.

TABLE ONE
Contributions and Distributions
As of December 31, 2002

								Distributions for Three Months Ended December 31, 2002
			Number of Units Acquired by Reef and Affiliates in Initial Offering		Contributions to Ventures by Reef Entity Serving as Managing Venturer	Distributions through December 31, 2002
				Contributions to Ventures by Investors
Drilling Related Ventures	Funding Date	Number of Units				To Investors	To Reef	To Investors	To Reef
Reef-Bell City 3-D L.P.	10/17/95	50	0.500	$2,750,563	$166,057	$5,241,872	$470,408	$240,692	$21,397
Reef-Savoie-Fontenot L.P.	04/22/96	48	0.667	3,118,998	72,358	10,030,327	141,345	407,591	5,744
Hardison Sadler Joint Venture	05/21/96	35.5	0.585	2,618,855	48,322	165,638	979	—	—
Holt #2-R Joint Venture	06/17/96	22.77	0.427	815,740	25,444	19,159	610	—	—
Valle Morado Joint Venture	10/04/96	48	—	5,827,200	58,861	11,732,798	58,837	—	—
Thunder Alley Joint Venture	02/19/97	49	0.667	4,712,631	105,472	563,676	14,575	—	—
West Bell City 3-D Joint Venture	07/15/97	40	—	4,489,716	43,703	—	—	—	—
Reef-Bell City #1 L.P.	08/27/97	49	0.800	6,987,345	188,367	19,435,768	599,200	885,793	28,540
Northwest Bell City Joint Venture	11/24/97	48	1.625	6,095,766	272,495	220,817	55,167	—	—
Bell City #2 Joint Venture	03/10/98	35.5	0.500	5,771,976	142,749	436,689	18,264	—	—
Bell City #3 Joint Venture	08/31/98	26.5	2.910	3,235,805	408,186	—	—	—	—
Bell City #4 Joint Venture	10/06/98	35	—	6,043,537	103,545	54,171	3,548	—	—
Reef-Bell City #5 L.P.	12/23/98	23.041	—	4,344,968	44,757	8,072,355	85,904	338,453	3,420
Domino #1 Joint Venture	09/15/99	43	—	7,692,422	69,010	542,492	5,438	—	—
Reef-Bell City #6 L.P.	10/29/99	27	0.068	4,952,146	64,353	208,437	2,631	—	—
RAM Joint Venture	12/24/99	40	—	7,794,041	78,788	—	—	—	—
RAM 2000 Joint Venture	02/15/00	2	0.625	268,125	125,814	—	—	—	—
Magnolia Bayou #1 Joint Venture	06/09/00	50.566	—	7,059,111	71,306	—	—	—	—
Lake Barre #1 Joint Venture	11/07/00	37.125	—	5,308,937	53,625	—	—	—	—
West Bell City #1-A Joint Venture	12/15/00	30	1.000	4,127,962	41,697	—	—	—	—
Reef Partners Lake Salvador No. 1 Joint Venture	7/12/01	40	1.725	5,829,193	324,315	—	—	—	—
Reef Partners Sorrento No. 1 Joint Venture	12/28/01	25.333	—	3,662,033	37,027	—	—	—	—
Reef Partners Sorrento No. 1 2002 Joint Venture	01/22/02	1.715	—	248,225	2,507	—	—	—	—
Reef-Toledo Bend #1 Joint Venture	12/26/02	25.294	—	3,628,518	36,652	—	—	—	—
Reef Global Energy I L.P.	12/31/02	98.807	4.940	1,877,340	83,986
Reef-Bobcat Run Infield Drilling Joint Venture #1	in formation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures				109,261,153	2,669,396	56,724,199	1,456,906	1,872,529	59,101

Income Fund Ventures
Reef 1999-A Income Fund L.P.	09/30/99	23.887	0.500	2,323,670	50,000	1,783,576	224,439	58,090	7,834
Reef 1999-B Income Fund L.P.	04/10/00	12.625	0.500	1,212,500	50,000	791,571	127,892	96,191	16,254
Reef Partners 1999-C Ltd. Income Fund	05/19/00	8.055	0.500	755,520	50,000	390,709	75,075	25,636	4,733
Reef 2000-A Income Fund L.P.	05/08/01	50	1.334	4,866,608	133,392	1,445,201	201,827	178,757	25,306
Reef 2001-A Income Fund L.P.	10/24/01	41.878	0.500	4,137,798	50,000	694,597	89,847	163,791	20,398
Reef Partners 2001-B Income Fund	12/23/02	42.452	.0500	4,195,223	50,000	248,049	34,040	117,042	14,984
Reef Partners 2002-A Income Fund	in formation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures				17,491,319	383,392	5,353,703	753,120	639,507	89,509

Total—All Ventures				$126,752,472	$3,052,788	$62,077,902	$2,210,026	$2,512,036	$148,610

        In the above table, the column labeled "Number of Units Acquired by Reef and Affiliates in Initial Offering" refers to units purchased in the initial offering of units in each venture. Reef Exploration purchased 3.25 units in Reef-Bell City 3-D L.P., 1.4 units in West Bell City 3-D Joint Venture, 0.25 units in Reef-Bell City #1 L.P., 0.95 units in Northwest Bell City Joint Venture and 1.25 units in Bell City No. 4 Joint Venture after the formation of these ventures. Reef Exploration sold one unit of West Bell City No. 1-A Joint Venture after formation of the venture. Michael J. Mauceli and H. Walt Dunagin, officers of Reef Exploration, each purchased 0.125 units of Reef-Savoie-Fontenot L.P. and 0.25 units of Reef-Bell City 3-D L.P. after formation of the ventures.

TABLE TWO
Taxable Income or Loss

	Venture Federal Taxable Income Gain (Loss)
	Investor			Reef Entity Serving as Managing Venturer
First Tax Year	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion
Drilling Related Ventures
Reef-Bell City 3-D L.P.	$(13,694)	$—	$(13,694)	$(138)	$—	$(138)
Reef-Savoie-Fontenot L.P.	(1,643,453)	— ,	(1,643,453)	(16,599)	—	(16,599)
Hardison Sadler Joint Venture	(1,700,582)	(5,505)	(1,706,087)	(17,177)	(56)	(17,233)
Holt #2-R Joint Venture	(612,774)	(3,026)	(615,800)	(6,190)	(31)	(6,221)
Valle Morado Joint Venture	(138,355)	—	(138,355)	(1,398)	—	(1,398)
Thunder Alley Joint Venture	(2,668,668)	—	(2,668,668)	(61,282)	—	(61,282)
West Bell City 3-D Joint Venture	(19,659)	—	(19,659)	(199)	—	(199)
Reef-Bell City #1 L.P.	(4,171,801)	—	(4,171,801)	(108,692)	—	(108,692)
Northwest Bell City Joint Venture	(4,327,882)	—	(4,327,882)	(196,898)	—	(196,898)
Bell City #2 Joint Venture	(5,335,287)	—	(5,335,287)	(64,994)	—	(64,994)
Bell City #3 Joint Venture	(3,235,805)	—	(3,235,805)	(408,186)	—	(408,186)
Bell City #4 Joint Venture	(3,751,819)	—	(3,751,819)	(37,901)	—	(37,901)
Reef-Bell City #5 L.P.	(2,178,626)	—	(2,178,626)	(22,007)	—	(22,007)
Domino #1 Joint Venture	(4,244,145)	—	(4,244,145)	(43,455)	—	(43,455)
Reef-Bell City #6 L.P.	(3,404,174)	—	(3,404,174)	(34,406)	—	(34,406)
RAM Joint Venture	(7,794,041)	—	(7,941,541)	(78,788)	—	(78,788)
RAM 2000 Joint Venture	(268,125)	—	(434,844)	(125,814)	—	(125,814)
Magnolia Bayou #1 Joint Venture	(7,059,111)	—	(7,059,111)	(71,306)	—	(71,306)
Lake Barre #1 Joint Venture	(5,308,937)	—	(5,308,937)	(53,625)	—	(53,625)
West Bell City #1-A Joint Venture	(3,990,362)	—	(3,990,362)	(41,697)	—	(41,697)
Reef Partners Lake Salvador No. 1 Joint Venture	(5,829,193)	—	(5,829,193)	(324,315)	—	(324,315)
Reef Partners Sorrento No. 1 Joint Venture	(2,968,607	—	(2,968,607)	(30,394)	—	(30,394)
Reef Partners Sorrento No. 1 2002 Joint Venture	(248,225)	—	(248,225)	(2,507)	—	(2,507)
Reef-Toledo Bend #1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a
Reef Global Energy I L.P.	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bobcat Run Infield Drilling Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	(70,913,325)	(8,531)	(70,921,856)	(1,747,968)	(87)	(1,748,055)

Income Fund Ventures
Reef 1999-A Income Fund L.P.	200,205	(50,764)	149,441	32,884	(7,169)	25,715
Reef 1999-B Income Fund L.P.	273,204	(98,646)	174,558	44,455	(14,411)	30,044
Reef Partners 1999-C Ltd. Income Fund	134,678	(33,444)	101,234	28,169	(6,352)	21,817
Reef 2000-A Income Fund L.P.	120,087	(26,888)	93,199	19,067	(3,661)	15,406
Reef 2001-A Income Fund L.P.	114,342	(53,538)	60,804	25,657	(7,528)	(18,129)
Reef Partners 2001-B Income Fund	1,492	(1,087)	405	660	(231)	429
Reef Partners 2002-A Income Fund	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	844,008	(264,367)	579,641	150,892	(39,352)	111,540

Total—All Ventures	$(70,069,317)	$(272,898)	$(70,342,215)	$(1,597,076)	$(39,439)	$(1,636,515)

TABLE TWO (continued)
Taxable Income or Loss

	Venture Federal Taxable Income Gain (Loss)
	Investor			Reef Entity Serving as Managing Venturer
Inception through June 30, 2002
	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion	Taxable Income before Depletion	Depletion Expense	Taxable Income after Depletion
Drilling Related Ventures
Reef-Bell City 3-D L.P.	$3,164,979	$(759,152)	$2,405,,827	$274,097	$(69,468)	$204,629
Reef-Savoie-Fontenot L.P.	8,220,991	(1,397,917)	6,823,074	115,111	(19,699)	95,412
Hardison Sadler Joint Venture	(2,453,217)	(5,505)	(2,458,722)	(20,843)	(56)	(20,899)
Holt #2-R Joint Venture	(796,581)	(3,026)	(799,607)	(24,832)	(31)	(24,863)
Valle Morado Joint Venture	5,905,598	—	5,905,598	(24)	—	(24)
Thunder Alley Joint Venture	(4,118,825)	(30,125)	(4,148,950)	(90,206)	(692)	(90,898)
West Bell City 3-D Joint Venture	(4,319,907)	—	(4,319,907)	(170,736)	—	(170,736)
Reef-Bell City #1 L.P.	12,796,727	(3,008,731)	9,787,996	418,970	(92,718)	326,252
Northwest Bell City Joint Venture	(5,937,243)	(37,253)	(5,974,496)	(225,656)	(1,030)	(226,686)
Bell City #2 Joint Venture	(5,335,287)	—	(5,335,287)	(64,994)	—	(64,994)
Bell City #3 Joint Venture	(3,235,805)	—	(3,235,805)	(408,186)	—	(408,186)
Bell City #4 Joint Venture	(5,954,977)	—	(5,954,977)	(134,399)	—	(134,399)
Reef-Bell City #5 L.P.	4,017,617	(1,151,041)	2,866,576	40,357	(11,627)	28,730
Domino #1 Joint Venture	(7,149,930)	(86,989)	(7,236,919)	(63,572)	(879)	(64,451)
Reef-Bell City #6 L.P.	(3,638,668)	—	(3,638,668)	(47,721)	—	(47,721)
RAM Joint Venture	(7,794,041)	—	(7,794,041)	(78,788)	—	(78,788)
RAM 2000 Joint Venture	(268,125)	—	(268,125)	(125,814)	—	(125,814)
Magnolia Bayou #1 Joint Venture	(7,059,111)	—	(7,059,111)	(71,306)	—	(71,306)
Lake Barre #1 Joint Venture	(5,308,937)	—	(5,308,937)	(53,625)	—	(53,625)
West Bell City #1-A Joint Venture	(4,127,962)	—	(4,127,962)	(41,697)	—	(41,697)
Reef Partners Lake Salvador No. 1 Joint Venture	(5,829,193)	—	(5,829,193)	(324,315)	—	(324,315)
Reef Partners Sorrento No. 1 Joint Venture	(3,662,033)	—	(3,662,033)	(37,027)	—	(37,027)
Reef Partners Sorrento No. 1 2002 Joint Venture	(248,225)	—	(248,225)	(2,507)	—	(2,507)
Reef-Toledo Bend #1 Joint Venture	n/a	n/a	n/a	n/a	n/a	n/a
Reef Global Energy I L.P.	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bobcat Run Infield Drilling Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	(43,132,155)	(6,479,739)	(49,611,894)	(1,137,713)	(196,200)	(1,333,913)

Income Fund Ventures
Reef 1999-A Income Fund L.P.	968,340	(258,562)	709,778	148,988	(30,476)	118,512
Reef 1999-B Income Fund L.P.	625,164	(184,188)	440,976	104,954	(27,835)	77,119
Reef Partners 1999-C Ltd. Income Fund	300,466	(88,286)	212,180	62,029	(16,475)	45,554
Reef 2000-A Income Fund L.P.	957,625	(258,672)	698,953	153,649	(36,409)	117,240
Reef 2001-A Income Fund L.P.	376,471	(127,138)	249,333	59,590	(16,690)	42,900
Reef Partners 2001-B Income Fund	106,433	(25,544)	80,889	16,341	(3,217)	13,124
Reef Partners 2002-A Income Fund	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	3,334,499	(942,390)	2,392,109	545,551	(131,102)	414,449

Total—All Ventures	$(39,797,656)	$(7,422,129)	$(47,219,785)	$(592,162)	$(327,302)	$(919,464)

        The columns labeled "Investors" in Table Three below set forth the revenues from each prospect earned by the venturers other than Reef. The columns entitled "Reef and Affiliates Outside Venture" set forth the revenue earned from each prospect by certain entities that are or may be considered affiliates of Reef Exploration and Reef Partners but are not participants in the venture. Pure Reef, L.P. ("Pure Reef"), a Texas limited partnership of which Reef Exploration is the general partner and of which Pure Holdings, Inc., a corporation owned by the shareholders of Reef Exploration and Reef Partners, holds all of the limited partnership interest, has a carried working interest in certain ventures as described in the narratives immediately following these tables. Pure Reef initially purchased the leases that include the well sites or well bores for many of the wells on these prospects; or in other cases initially acquired the concession containing the prospect. Pure Reef conducted the initial geographical and geological studies. In consideration of the work done by Pure Reef and the risk absorbed by it that the venture in question might not be formed and funded sufficiently to drill the wells, Pure Reef received a carried working interest that is reflected in the columns labeled "Reef and Affiliates Outside Venture." The carried working interest pertained only to the costs of drilling, testing, completing and equipping the wells. Upon commencement of oil and gas production the carried interests paid their pro rata share of all taxes and operating costs. In certain cases, Pure Reef transferred the leases to Reef-Bell City 3-D L.P. or West Bell City 3-D Joint Venture to conduct the initial testing, and these entities also received a carried working interest. Because the total revenue generated by these carried working interests is already included in the total revenue figure for each of these two ventures, it is not included in the figures set forth in the column labeled "Reef and Affiliates Outside Venture."

        The figures set forth under the column entitled "Reef and Affiliates Outside Venture" in Table Three also include certain working interests, not greater than 5% on any prospect, now held by the Estate of Vearl Sneed in certain prospects. Prior to his death, Vearl Sneed was a controlling shareholder in Reef Exploration. This term also includes interests originally held by Pure Reef, which were later transferred to certain employees of Reef Exploration. These transfers are more fully described in the narratives immediately following these tables.

TABLE THREE
Gross Revenues From Wells

	Revenues from Oil and Gas Wells from Inception through October 2002				Revenues from Oil and Gas Wells for Quarter ended October 2002
Drilling Related Ventures	Investors	Reef Entity Serving as Managing Venturer	Reef and Affiliates Outside Venture	Total Revenue	Investors	Reef Entity Serving as Managing Venturer	Reef and Affiliates Outside Venture	Total Revenue
Reef-Bell City 3-D L.P.	$5,279,978	$481,037	$—	$5,761,015	$272,125	$24,229	$—	$296,354
Reef-Savoie-Fontenot L.P.	10,309,762	231,999	3,561,841	14,103,602	452,913	6,382	158,680	617,975
Hardison Sadler Joint Venture	178,632	16,434	65,022	260,088	—	—	—	—
Holt #2-R Joint Venture	7,481	233	2,571	10,285	—	—	—	—
Valle Morado Joint Venture	11,945,597	120,663	4,022,087	16,088,347	—	—	—	—
Thunder Alley Joint Venture	663,438	18,364	227,267	909,069	—	—	—	—
West Bell City 3-D Joint Venture	—	—	—	—	—	—	—	—
Reef-Bell City #1 L.P.	17,776,922	572,753	7,072,342	25,422,017	1,005,649	32,402	444,879	1,482,930
Northwest Bell City Joint Venture	263,633	13,988	92,540	370,161	—	—	—	—
Bell City #2 Joint Venture	—	—	—	—	—	—	—	—
Bell City #3 Joint Venture	—	—	—	—	—	—	—	—
Bell City #4 Joint Venture	127,258	4,479	43,912	175,649	—	—	—	—
Reef-Bell City #5 L.P.	7,505,790	75,933	3,065,286	10,647,009	390,589	3,950	180,492	575,031
Domino #1 Joint Venture	580,491	5,864	236,010	822,365	—	—	—	—
Reef-Bell City #6 L.P.	290,203	3,675	122,230	416,108	11,452	145	4,796	16,393
RAM Joint Venture	—	—	—	—	—	—	—	—
RAM 2000 Joint Venture	—	—	—	—	—	—	—	—
Magnolia Bayou #1 Joint Venture	—	—	—	—	—	—	—	—
Lake Barre #1 Joint Venture	—	—	—	—	—	—	—	—
West Bell City #1-A Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Lake Salvador No. 1 Joint Venture	—	—	—	—	—	—	—	—

Reef Partners Sorrento No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 2002 Joint Venture	—	—	—	—	—	—	—	—
Reef-Toledo Bend #1 Joint Venture	—	—	—	—	—	—	—	—
Reef Global Energy I L.P.	—	—	—	—	—	—	—	—
Reef-Bobcat Run Infield Drilling Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Drilling Related Ventures	54,929,185	1,545,422	18,511,108	74,985,715	2,132,728	67,108	788,847	2,988,683

Income Fund Ventures
Reef 1999-A Income Fund L.P.	2,364,318	318,865	—	2,683,183	126,695	17,087	—	143,782
Reef 1999-B Income Fund L.P.	1,378,413	222,749	—	1,601,162	102,276	16,546	—	118,822
Reef Partners 1999-C Ltd. Income Fund	603,881	114,972	—	718,823	60,717	11,211	—	71,928
Reef 2000-A Income Fund L.P.	1,936,022	269,403	—	2,205,425	293,453	41,543	—	334,996
Reef 2001-A Income Fund L.P.	1,169,774	154,631	—	1,324,405	243,979	30,385	—	274,364
Reef Partners 2001-B Income Fund	381,740	51,974	—	433,714	165,689	20,836	—	186,525
Reef Partners 2002-A Income Fund L.P.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	7,834,148	1,132,564	—	8,966,712	992,809	137,608	—	1,130,417

Total—All Ventures	$62,763,333	$2,677,986	$18,511,108	$83,952,427	$3,125,537	$204,716	$788,847	$4,119,100

        Table Four below describes all costs incurred by each of the ventures from inception through October 31, 2002. The column labeled "Direct Costs Paid By Reef to Third Parties" includes all drilling costs associated with the venture, but excludes all organization and syndication costs, which are broken out separately in the next column. All costs were paid to third parties by the Reef entity serving as managing venturer of each venture. The amounts set forth under "Costs Paid to Reef for Turnkey Drilling Expenses" were paid by each venture. The final column, entitled "Excess (Deficit) of Amounts Paid to Reef over Direct Costs Paid to Third Parties" excludes any overhead costs incurred by Reef Exploration or Reef Partners while acting as the managing venturer of each venture. Items marked with an asterisk (*) refer to wells in which drilling had not yet commenced as of October 31, 2002. As of October 2002, Reef Partners was continuing to incur drilling-related costs with respect to the wells drilled by the Sorrento No. 1 and Sorrento No. 1 2002 joint ventures.

TABLE FOUR
Costs Incurred by the Ventures
from Inception through October 31, 2002

Drilling Related Ventures	Operating Costs	Administrative Costs	Costs Paid to Reef for Turnkey Drilling Expenses	Direct Costs Paid by Reef to Third Parties	Organization and Syndication Costs	Excess (Deficit) of Amounts Paid to Reef over Direct Costs Paid to Third Parties
Reef-Bell City 3-D L.P.	$1,295,236	$3,795	$2,889,050	$2,966,045	$341,950	$(418,945)
Reef-Savoie-Fontenot L.P.	1,297,202	52,621	3,163,673	3,153,788	440,920	(431,035)
Hardison Sadler Joint Venture	216,785	19,089	2,667,177	2,102,953	492,762	71,462
Holt #2-R Joint Venture	28,901	9,060	831,325	718,504	127,877	(15,056)

Valle Morado Joint Venture	—	24	5,827,200	5,170,000	754,264	(97,064)
Thunder Alley Joint Venture	378,607	17,974	4,777,663	5,482,557	628,300	(1,333,194)
West Bell City 3-D Joint Venture	—	58	4,489,716	2,292,927	564,304	1,632,485
Reef-Bell City #1 L.P.	1,901,224	20,622	7,109,777	6,693,309	907,412	(490,944)
Northwest Bell City Joint Venture	43,328	15,466	6,285,792	4,411,207	787,672	1,086,913
Bell City #2 Joint Venture	—	163	5,332,926	1,884,899	1,012,658	2,435,369
Bell City #3 Joint Venture	—	240	3,643,750	2,140,413	437,250	1,066,087
Bell City #4 Joint Venture	105,003	198	6,079,823	3,786,214	794,200	1,499,409
Reef-Bell City #5 L.P.	1,082,058	10,967	4,344,931	3,436,727	796,496	111,708
Domino #1 Joint Venture	86,700	102	7,692,422	6,506,848	874,924	310,650
Reef-Bell City #6 L.P.	254,206	2,850	4,964,969	3,819,240	655,180	490,549
RAM Joint Venture	—	174	7,794,041	6,214,209	1,301,247	278,585
RAM 2000 Joint Venture	—	33	390,000	311,155	65,112	13,733
Magnolia Bayou #1 Joint Venture	—	293	7,059,111	5,811,525	958,022	289,564
Lake Barre #1 Joint Venture	—	151	5,308,937	4,340,930	797,499	170,508
West Bell City #1-A Joint Venture	—	114	4,127,962	2,898,347	531,952	697,663
Reef Partners Lake Salvador No. 1 Joint Venture	—	—	6,091,972	3,805,102	1,250,548	1,036,322
Reef Partners Sorrento No. 1 Joint Venture	—	33	3,662,033	2,362,686	804,587	494,760
Reef Partners Sorrento No. 1 2002 Joint Venture	—	—	248,225	159,950	54,539	33,736
Reef-Toledo Bend #1 Joint Venture	—	—	3,628,518	n/a	n/a	n/a*
Reef Global Energy I L.P.	n/a	n/a	n/a	n/a	n/a	n/a*
Reef-Bobcat Run Infield Drilling Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a*

Subtotal—Drilling Related Ventures	6,689,250	154,027	108,410,993	80,469,535	15,379,675	8,933,265

Income Fund Ventures	Operating Costs	Administration Costs	Well Acquisition Costs and Commissions Paid To Reef	Well Acquisition Costs Paid by Reef	Syndication and Organization	Excesss (Defecit) of Amounts over Direct Costs Paid to Third Parties
Reef 1999-A Income Fund L.P.	912,949	15,061	2,325,749	2,038,876	205,500	81,373
Reef 1999-B Income Fund L.P.	359,148	7,039	1,255,000	1,121,940	120,408	12,652
Reef Partners 1999-C Ltd. Income Fund	258,096	1,587	805,520	717,791	94,130	(6,401)
Reef 2000-A Income Fund L.P.	772,924	17,797	4,922762	4,352,007	406,042	164,713
Reef 2001-A Income Fund L.P.	494,244	13,029	4,185,971	3,648,572	346,146	191,253
Reef Partners 2001-B Income Fund	99,204	620	4,121,762	3,572,184	372,503	177,075
Reef Partners 2002-A Income Fund	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal—Income Fund Ventures	2,896,565	55,133	17,616,764	15,451,370	1,544,729	620,665

Total—All Ventures	$9,585,815	$209,160	$126,027,757	$95,920,905	$16,924,404	$9,553,930

        Table Five below sets forth the drilling results for each of the twenty-six drilling ventures sponsored by Reef Partners and Reef Exploration, other than Reef-Bobcat Run Infield Drilling Joint Venture #1 and Reef Global Energy I, L.P., which had not yet commenced drilling as of December 31, 2002. The first two columns indicate the total amount of oil (in barrels) and gas (in mcf) allocated to the venture and also to Reef and the Reef Affiliates outside the venture participating in the wells, from the commencement of production through October 2002. The third and fourth columns give the same information for the venture only. The fifth column sets forth the venture's net present value of future net cash flows, at a 10% discount rate, associated with the remaining proved reserves for wells still producing as of December 31, 2002. The sixth and seventh columns set forth the venture's share of the remaining oil (in barrels) and gas (in mcf) reserves. The final column sets forth the expected payout date for those ventures with producing wells.

TABLE FIVE
Drilling Results

	Inception through October 31, 2002				At December 31, 2002
	Total Allocated to Venture and Reef and Affiliates Outside Venture from Production		Total Allocated to Venture only from Production		NPV @ 10% (Venture Interest Only)	Oil Reserves (Venture Interest Only)	Gas Reserves (Venture Interest Only)	Approximate Payout Date to Investors
	Oil (barrels)	Gas (mcf)	Oil (barrels)	Gas (mcf)		Oil (barrels)	Gas (mcf)
Reef-Bell City 3-D L.P.	79,835	1,366,292	79,835	1,366,292	$2,345,184	18,318	458,367	payout has occurred
Reef-Savoie-Fontenot L.P	109,879	4,057,664	81,574	3,012,594	3,094,087	11,779	588,212	payout has occurred
Hardison Sadler Joint Venture	—	95,911	—	70,934	—	—	—	—
Holt #2-R Joint Venture	3,204	—	2,378	—	—	—	—	—
Valle Morado Joint Venture	—	—	—	—	—	—	—	payout has occurred
Thunder Alley Joint Venture	40,571	100,882	30,221	75,147	—	—	—	—
West Bell City 3-D Joint Venture	—	—	—	—	—	—	—	—
Reef-Bell City #1 L.P.	400,936	7,150,287	283,289	5,051,564	8,450,530	112,506	2,050,579	payout has occurred
Northwest Bell City Joint Venture	451	226,580	335	168,183	—	—	—	—
Bell City #2 Joint Venture	—	—	—	—	—	—	—	—
Bell City #3 Joint Venture	—	—	—	—	—	—	—	—
Bell City #4 Joint Venture	—	—	—	—	—	—	—	—
Reef-Bell City #5 L.P.	133,594	2,090,281	93,209	1,452,063	2,978,929	6,536	716,744	payout has occurred
Domino #1 Joint Venture	3,507	163,918	2,499	116,875	—	—	—	—
Reef-Bell City #6 L.P.	2,365	115,386	1,672	81,534	—	—	—	—
RAM Joint Venture	—	—	—	—	—	—	—	—
RAM 2000 Joint Venture	—	—	—	—	—	—	—	—
Magnolia Bayou #1 Joint Venture	—	—	—	—	—	—	—	—
Lake Barre #1 Joint Venture	—	—	—	—	—	—	—	—
West Bell City 1-A Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Lake Salvador No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 Joint Venture	—	—	—	—	—	—	—	—
Reef Partners Sorrento No. 1 2002 Joint Venture	—	—	—	—	—	—	—	—
Reef-Toledo Bend #1 Joint Venture	—	—	—	—	—	—	—	—
Reef Global Energy I, L.P.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Reef-Bobcat Run Infield Drilling Joint Venture #1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Total	774,342	15,367,201	575,012	11,395,186	$16,868,730	149,139	3,813,902

        The 26 drilling ventures described in the foregoing charts drilled an aggregate of 26 gross wells, excluding the two wells drilled after December 31, 2002 by Reef Global Energy I, L.P. Of these 26 wells, 25 were exploratory wells and one was a developmental well. Of these 26 wells, 17 were completed and nine (34.6%) were dry holes. Of the 17 wells completed as producers, 14 were commercially producing. Of the 17 wells completed as producers, 11 were subsequently abandoned.

        Reef Exploration and its affiliates also conducted drilling operations on ventures formed between 1988 and 1995. Since 1988, when Reef Exploration commenced operations, it has drilled a total of 81 gross wells including the wells set forth in the paragraph above on the twenty-six drilling ventures described in the foregoing tables. Of these 81 wells, 60 were exploratory and 21 were developmental. Of these 81 wells, 42 were completed and 39 (48.1%) were dry holes. Of the 42 wells completed as producers, 38 were commercially producing. Of the 42 wells completed as producers, 15 were subsequently abandoned, 21 were subsequently sold, and six continue production of oil and gas.

        The seven income fund ventures formed by Reef Partners since 1999 primarily purchase working and royalty interests in producing oil and gas wells. Generally these wells are operated by outside third parties. The income fund ventures do not participate in exploratory drilling. The ventures do participate in the drilling of additional developmental wells on properties purchased by the ventures. Since 1999, the ventures have participated as non-operating working interest owners in the drilling of eight developmental wells. All eight of the wells have been completed and are currently active producing wells.

        The narratives set forth below describe the 13 ventures previously sponsored by Reef Exploration since 1996 and the 20 ventures previously sponsored by Reef Partners LLC since 1996.

        Reef Global Energy I L.P. is a Nevada limited partnership formed to drill both exploratory and development wells. The partnership offering period ended December 31, 2002. Since that date, the partnership has participated in the drilling of two wells. The first well was a development well which is currently being completed. The second well was an exploratory well which was a dry hole. In addition, Reef Global Energy I, L.P. has signed agreements to participate in the reentry of a development well in the Gulf of Mexico that logged oil and gas pay, and in the drilling of an infield development gas well in Oklahoma.

        Reef-Bell City 3-D L.P. is a Texas limited partnership formed to conduct and interpret three-dimensional seismic activities over a 14 square mile area in Calcasieu Parish, Louisiana, and to acquire oil and gas leasehold interests over selected acreage within this 14 square mile area. Six selected leasehold interests have been contributed to drilling operations conducted by Reef-Bell City #1 L.P., Bell City #2 Joint Venture, Bell City #4 Joint Venture, Reef-Bell City #5 L.P. and Reef-Bell City #6 L.P. in exchange for a 12.5% carried working interest in the wells drilled upon such acreage. Five wells were completed as producers, two of which have been subsequently plugged and abandoned. Reef Exploration purchased a 1.99% interest in this partnership, and unrelated third parties purchased the remaining 98.01%. No Reef Exploration affiliate has any carried interest in the operations of this partnership.

        Reef-Savoie-Fontenot L.P. is a Texas limited partnership formed to drill two exploratory oil and gas wells. The first well was drilled to approximately 10,700 feet in Calcasieu Parish, Louisiana. A second well of approximately 11,100 feet was drilled in Jefferson Davis Parish, Louisiana. Both wells were successfully completed as producers, one of which was subsequently abandoned. Reef Exploration purchased a 1.3896% interest in this partnership, and unrelated third parties purchased the remaining 98.6104%. In addition, Pure Reef received a 25% carried working interest (18.75% net revenue interest) in these wells. This venture owns a 72% working interest (54% net revenue interest) in these wells.

        Hardison Sadler Joint Venture was a Texas general partnership formed to drill two exploratory oil and gas wells in Limestone County, Texas to depths of approximately 11,300 feet. Both wells were completed as producing wells. Neither well is producing at this time, and the venture has disposed of its interests in both wells to third parties. Reef Exploration purchased a 1.8083% interest in this partnership, and unrelated third parties purchased the remaining 98.1917%. In addition, Pure Reef received a 25% carried working interest (18.75% net revenue interest) in these wells. This venture owned a 71% working interest (53.25% net revenue interest) in these wells and has been dissolved.

        Holt Ranch No. 2-R Joint Venture was a Texas general partnership formed to re-enter and sidetrack one oil and gas well in Limestone County, Texas to a depth of approximately 12,500 feet. The well was completed as a producing well. The well has subsequently been plugged and abandoned. Reef Exploration purchased a 1.873811% interest in this partnership, and unrelated third parties purchased the remaining 98.126189%. In addition, Pure Reef received a 25% carried working interest (18.75% net revenue interest) in this well, which was later reduced to an 18% carried working interest (13.5% net revenue interest) when Pure Reef conveyed a total of 7% of its carried working interest (5.25% net revenue interest) to three employees of Reef Exploration. These employees were not shareholders or owners of Reef Exploration, Reef Partners, or Pure Reef. This venture owned a 52.367187% working interest (40.0254% net revenue interest) in this well and has been dissolved.

        Valle Morado Joint Venture was a Texas general partnership formed to drill an exploratory well in Salta and Jujuy Provinces in the Republic of Argentina to a depth of approximately 21,000 feet. The well was completed and shut-in to await additional development of the reservoir and the construction of processing and transportation facilities. The venture, Reef Exploration and its affiliates all sold their interests to Compania General de Combustibles before the well was placed into production. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. In addition, Pure Reef received a 25% carried working interest (20% net revenue interest) in this well. This venture owned a 28.8% working interest (23.04% net revenue interest) in this well and has been dissolved.

        Thunder Alley Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Jefferson Davis Parish, Louisiana of approximately 10,900 feet and one exploratory oil and gas well in Jasper County, Mississippi of approximately 15,500 feet. Both wells were successfully completed. Subsequently, the well in Louisiana was plugged and abandoned and the well in Mississippi was sold. Reef Exploration purchased a 2.3468% interest in this partnership, and unrelated third parties purchased the remaining 97.6532%. In addition, Pure Reef retained (i) a 25% carried working interest (18.18523% net revenue interest) in the Louisiana well and (ii) an 18.030316% carried working interest (13.54929% net revenue interest) in the Mississippi well, which were subsequently reduced to 19% (13.820774% net revenue interest) and 14.002422% (10.540891% net revenue interest) respectively, when Pure Reef conveyed 6% of its carried working interest in the Louisiana well and 4.027894% of its carried working interest in the Mississippi well to two employees of Reef Exploration, in exchange for services provided by those employees. These individuals were not shareholders or owners of Reef Exploration, Reef Partners or Pure Reef. The venture owned a 73.0053% working interest (55.125% net revenue interest) in both wells and has been dissolved.

        West Bell City 3-D Joint Venture was a Texas general partnership formed to conduct and interpret three-dimensional seismic activities over a 17 square mile area in Calcasieu Parish, Louisiana, and to acquire oil and gas leasehold interests over selected acreage within the 17 square mile area. Two selected leasehold interests were contributed to drilling operations conducted by Bell City #3 Joint Venture and West Bell City #1-A Joint Venture in exchange for a 12.5% carried working interests in the wells drilled upon the acreage. Each of these wells was a dry hole. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. This venture has been dissolved.

        Reef-Bell City #1 L.P. is a Texas limited partnership formed to drill two exploratory oil and gas wells in Calcasieu Parish, Louisiana. The two wells were drilled to depths of approximately 14,200 and 12,000 feet. Both wells were completed, but one was plugged and abandoned one year after drilling. The other well is producing oil and gas. Reef Exploration purchased a 2.616% interest in this partnership, and unrelated third parties purchased the remaining 97.384%. Pure Reef received a 25% carried working interest (18.75% net revenue interest) in these wells, which was later reduced to an 18% carried working interest (13.5% net revenue interest) when Pure Reef conveyed a total of 7% of its carried working interest (5.25% net revenue interest) to three employees of Reef Exploration. These employees were not shareholders or owners of Reef Exploration, Reef Partners or Pure Reef. Reef-Bell City 3-D L.P. received a 12.5% carried working interest (9.375% net revenue interest) in these wells. This venture owns a 59.69% working interest (44.33% net revenue interest) in these wells.

        Northwest Bell City Joint Venture was a Texas general partnership formed to drill three exploratory oil and gas wells, one in Calcasieu Parish, Louisiana and two in Panola County, Texas. The Louisiana well was drilled to a depth of approximately 14,200 feet and the Texas wells were drilled to depths of approximately 6,500 feet (a re-entry well) and 9,700 feet. The Louisiana well was a dry hole. The Texas wells were completed, and both wells were subsequently sold to third parties. Reef Exploration purchased a 4.35163% interest in this partnership, and unrelated third parties purchased the remaining 95.34837%. Pure Reef received a 25% carried working interest (18% net revenue interest) in the Louisiana well and 18.75% carried working interests (9.375% net revenue interests) in the Texas wells. This venture owned a 72% working interest (51.84% net revenue interest) in the Louisiana well and 36% and 72% working interests (27% and 54% net revenue interests) in the Texas wells and has been dissolved.

        Bell City #2 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,500 feet. The well was a dry hole. Reef Exploration purchased a 2.3944% interest in this partnership, and unrelated third parties purchased the remaining 97.6056%. Pure Reef received a 25% carried working interest (18.125% net revenue interest) in these wells, which was subsequently reduced to 19% (13.775% net revenue interest) when Pure Reef conveyed a 6% carried working interest (4.35% net revenue interest) to two employees of Reef Exploration in consideration of services provided by those individuals. These employees were not shareholders or owners of Reef Exploration, Reef Partners or Pure Reef. Reef-Bell City 3-D L.P. received a 12.5% carried working interest (9.0625% net revenue interest) in this well. This venture owned a 59.1662% working interest (42.8958% net revenue interest) in this well and has been dissolved.

        Bell City #3 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,500 feet. The well was a dry hole. Reef Exploration purchased an 11.8711% interest in this partnership, and unrelated third parties purchased the remaining 88.1289%. Pure Reef received a 12.5% carried working interest (9% net revenue interest) in these wells, which was subsequently reduced to 9% (6.48% net revenue interest) when Pure Reef conveyed a 3.5% carried working interest (2.52% net revenue interest) to two employees of Reef Exploration in consideration of services provided by those individuals. These employees were not shareholders or owners of Reef Exploration, Reef Partners or Pure Reef. West Bell City 3-D Joint Venture received a 12.5% carried working interest (9% net revenue interest) in this well. This venture owned a 72.72727% working interest (52.727271% net revenue interest) in this well and has been dissolved.

        Bell City #4 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,600 feet. The well was completed but has subsequently been plugged and abandoned. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received a 12.5% carried working interest (9% net revenue interest) in these wells, which was subsequently reduced to 9% (6.48% net revenue interest) when Pure Reef conveyed a 3.5% carried working interest (2.52% net revenue interest) to two employees of Reef Exploration in consideration of services provided by those individuals. These employees were not shareholders or owners of Reef Exploration, Reef Partners or Pure Reef. Reef-Bell City 3-D L.P. received a 12.5% carried working interest (9% net revenue interest) in this well. This venture owned a 72.91667% working interest (52.864584% net revenue interest) in this well and has been dissolved.

        Reef-Bell City #5 L.P. is a Texas limited partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 12,600 feet. The well was successfully completed and is producing. Reef Exploration purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received an 18.351816% carried working interest (13.623742% net revenue interest) in these wells, which was subsequently reduced to 13.936124% (10.345688% net revenue interest) when Pure Reef conveyed a 4.415692% carried working interest (3.278054% net revenue interest) to two employees of Reef Exploration in consideration of services provided by these individuals. These individuals were neither owners nor shareholders of Reef Exploration, Reef Partners or Pure Reef. Reef-Bell City 3-D L.P. received a 9.20553% carried working interest (6.833859% net revenue interest) in this well. This venture owns a 44.188272% working interest (32.803805% net revenue interest) in this well.

        Domino #1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with Burlington Resources, Inc. in St. Mary Parish, Louisiana, to a depth of approximately 19,600 feet. The well was successfully completed and produced for a few months before water production issues were encountered. The well was subsequently abandoned. Reef Partners purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef received an 12% carried working interest (8.306344% net revenue interest) in this well, which was subsequently reduced to 11% when Pure Reef conveyed a 1% carried working interest (0.75% net revenue interest) to two employees of Reef Exploration. These individuals were neither shareholders or owners of Reef Exploration, Reef Partners or Pure Reef. This venture owned a 30% working interest (22.5% net revenue interest) in this well and has been dissolved.

        Reef-Bell City #6 L.P. is a Texas limited partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana, to a depth of approximately 11,275 feet. The initial bottom hole location and the first sidetrack bottom hole location were not productive, but a second sidetrack of the well was successfully completed and is producing. Reef Partners purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef initially held a 18.612% carried working interest (13.730% net revenue interest) in the well, which was later reduced to a 13.474% carried working interest (9.929% net revenue interest) when Pure Reef conveyed 5.138% of its carried working interest (3.801% net revenue interest) to three employees of Reef Exploration in consideration of services provided to Pure Reef by those individuals. These employees were not owners or shareholders of Reef Exploration, Reef Partners or Pure Reef. Reef-Bell City 3-D L.P. received a 8.778% carried working interest (6.500% net revenue interest) in this well. This venture owns a 43.062% working interest (31.883% net revenue interest) in this well.

        RAM Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Alberta, Canada, together with affiliates of British Petroleum, Exxon, and Alberta Energy Corporation, to a depth of approximately 19,030 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this partnership, and unrelated third parties purchased the remaining 99%. Pure Reef initially held a 12.1875% carried working interest after payout (8.896875% net revenue interest before and after payout) in this venture. This interest was reduced to an 11.2125% carried working interest before payout (8.1723554% net revenue interest before and after payout) when Pure Reef conveyed a 0.975% carried working interest in the well to two employees of Reef Exploration in exchange for those employees' services. These employees were not owners or shareholders of Reef Exploration, Reef Partners or Pure Reef. This venture owned a 36.5625% working interest (26.690625% net revenue interest) in this well and has been dissolved.

        RAM 2000 Joint Venture was a Texas general partnership formed to participate in the drilling of one exploratory oil and gas well in Alberta, Canada, together with RAM Joint Venture and affiliates of British Petroleum, Exxon, and Alberta Energy Corporation to a depth of approximately 19,030 feet. The well was a dry hole. Reef Partners purchased a 31.9375% interest in this partnership, and unrelated third parties purchased the remaining 68.0625%. Pure Reef received a total of 12.606446% total working interest after payout (17.45508% working interest before payout) and a 8.882995% net revenue interest both before and after payout. This venture owned a 1.256839% working interest after payout (1.256839% net revenue interest) in this well and has been dissolved.

        Magnolia Bayou #1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with ELM Oil & Gas Corporation in St. Bernard Parish, Louisiana to a depth of approximately 16,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef initially held a 15.801875% carried working interest (11.37735% net revenue interest) in the venture, as well as an 11.7925% working interest that was not "carried" by any party. Pure Reef subsequently conveyed a 2% carried working interest to two employees of Reef Exploration, in consideration for services provided by those employees, thus reducing Pure Reef's total carried working interest to 13.801875% (9.93735%

net revenue interest). These employees were not owners or shareholders of Reef Exploration, Reef Partners or Pure Reef. The venture owned a 47.405625% working interest (34.13205% net revenue interest) in this well and has been dissolved.

        Lake Barre #1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with Hunt Oil Company and Texaco Exploration & Production, Inc. in Terrebone Parish, Louisiana to a depth of approximately 20,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef initially held a 12.5% carried working interest (8.875% net revenue interest) in this venture. This was reduced when Pure Reef conveyed a 1% carried working interest to two employees of Reef Exploration, in exchange for those employees' services. These employees were not owners or shareholders of Reef Exploration, Reef Partners or Pure Reef. As a result, Pure Reef held a 11.5% carried working interest (8.52% net revenue interest) in this venture. This venture has been dissolved.

        West Bell City #1-A Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well in Calcasieu Parish, Louisiana to a depth of approximately 12,700 feet. The well was a dry hole. Reef Partners purchased a 1% interest in the venture. Pure Reef initially held a 25% carried working interest (17.5% net revenue interest) in this well and West Bell City 3-D Joint Venture held a 12.5% carried working interest (8.75% net revenue interest) in the well. Pure Reef subsequently conveyed a 2% carried working interest in the well to two employees of Reef Exploration. These employees were neither shareholders nor owners of Reef Exploration, Reef Partners or Pure Reef. This reduced Pure Reef's carried working interest in the well to 23% (16.1% net revenue interest). This venture held a 62.5% working interest (43.75% net revenue interest) in the well and has been dissolved.

        Reef Partners Lake Salvador No. 1 Joint Venture was a Texas general partnership formed to drill one exploratory oil and gas well together with Hunt Oil Company in St. Charles Parish, Louisiana to a depth of approximately 13,500 feet. The well was a dry hole. Reef Partners purchased a 5.26937% interest in this partnership, and unrelated third parties purchased the remaining 94.73063%. Pure Reef received a 12.5% carried working interest (9.1875% net revenue interest) in this well, which was reduced to 11.5% (8.4525% net revenue interest) when Pure Reef conveyed a 1% carried working interest (0.735% net revenue interest) to two employees of Reef Exploration in consideration of services provided by those individuals. These employees were not owners or shareholders of Reef Exploration, Reef Partners or Pure Reef. The venture owned a 37.5% working interest (27.5625% net revenue interest) in this well and has been dissolved.

        Reef Partners Sorrento No. 1 Joint Venture is a Texas general partnership formed to drill one exploratory oil and gas well in Ascension Parish, Louisiana to a depth of approximately 13,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 11.00% carried working interest (8.03% net revenue interest), and Pure Reef also retained a 28.45% working interest in the well. Pure Reef subsequently conveyed a 0.93% carried working interest in the well to two employees of Reef Exploration. These employees were neither shareholders nor owners of Reef Exploration, Reef Partners or Pure Reef. This reduced Pure Reef's carried working interest in the well to 10.08% (7.36% net revenue interest). The venture owned a 41.25% working interest (30.11% net revenue interest) in this well and has been dissolved.

        Reef Partners Sorrento 2002 No. 1 Joint Venture is a Texas general partnership formed to drill one exploratory oil and gas well in Ascension Parish, Louisiana to a depth of approximately 13,000 feet. The well was a dry hole. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 0.76% carried working interest (0.5548% net revenue interest), and Pure Reef also retained a 28.45% working interest in the well. Pure Reef subsequently conveyed a 0.07% carried working interest in the well to two employees of Reef

Exploration. These employees were neither shareholders nor owners of Reef Exploration, Reef Partners or Pure Reef. This reduced Pure Reef's carried working interest in the well to 0.69% (0.5037% net revenue interest). The venture owned a 2.85% working interest (2.08% net revenue interest) in this well and has been dissolved.

        Reef-Toledo Bend #1 Joint Venture is a Texas general partnership formed to drill one exploratory oil and gas well in Newton County, Texas to a depth of approximately 11,500 feet. The well reached total depth in December 2002. During January 2003, the well was completed and tested in three potential productive zones, however, all of the zones tested non-commercial and the well will be plugged and abandoned. Reef Partners purchased a 1% interest in this venture, and unrelated third parties purchased the remaining 99%. Pure Reef received a 8.54% carried working interest (6.234% net revenue interest), and Pure Reef also retained a 16.719% working interest in the well. Pure Reef subsequently conveyed a 1% carried working interest in the well to two employees of Reef Exploration. These employees were neither shareholders nor owners of Reef Exploration, Reef Partners or Pure Reef. This reduced Pure Reef's carried working interest in the well to 7.54% (5.504% net revenue interest). The venture owns a 32.281% working interest (24.295% net revenue interest) in this well.

        The Reef-Toledo Bend #1 Joint Venture also has a 24% carried working interest (17.52% net revenue interest) in the drilling and testing of the infield development well to be drilled by the Reef-Bobcat Run Infield Drilling Joint Venture #1, which is expected to begin drilling in March 2003. The venture will be obligated to pay completion costs should a completion attempt be deemed necessary after the well reaches total depth and the logs are analyzed.

        Reef-Bobcat Run Infield Drilling Joint Venture #1 is a Texas general partnership formed to drill one developmental oil and gas well in Orange County, Texas to a depth of approximately 14,500 feet. The well is expected to begin drilling in March 2003. Reef Partners will purchase at least a 1% interest in the partnership. It is expected that unrelated third parties will purchase the remaining 99% of the partnership, but Reef Partners and/or its affiliates may purchase part of the remaining 99%. Pure Reef received a 25% carried working interest (18.75% net revenue interest). The venture is expected to own a 37.5% working interest (28.125% net revenue interest) in this well. The Reef-Toledo Bend #1 Joint Venture also has a carried working interest in this well (see above for details).

        Reef 1999-A Income Fund L.P. is a Texas limited partnership formed in March 1999 to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 27 wells located in Arkansas, Mississippi, North Dakota, Oklahoma, Texas, and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.88% units interest in the partnership. An affiliate of Reef Partners purchased an approximate 3.77% units interest in the partnership. Unrelated third parties purchased the remaining approximate 84.35% units interest in the partnership.

        Reef 1999-B Income Fund L.P. is a Texas limited partnership formed in March 2000 to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in eight wells located in Louisiana, Mississippi, Oklahoma, Texas and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 3.56% units interest in the partnership. Unrelated third parties purchased the remaining approximate 86.44% units interest in the partnership.

        Reef Partners 1999-C Ltd. Income Fund is a Texas limited partnership formed in May 2000 to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 19 wells located in Louisiana, Mississippi, New Mexico, Oklahoma, Texas and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 5.59% units interest in the partnership. Unrelated third parties purchased the remaining approximate 84.41% units interest in this partnership.

        Reef 2000-A Income Fund L.P. is a Texas limited partnership formed to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 100 wells located in Mississippi, Montana, New Mexico, Oklahoma, Texas, Utah and Wyoming. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 2.40% units interest in the partnership. Unrelated third parties purchased the remaining approximate 87.60% units interest in the partnership.

        Reef 2001-A Income Fund L.P. is a Texas limited partnership formed to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership purchased interests in 97 wells located in Alabama, Louisiana, Mississippi, New Mexico, North Dakota, Oklahoma, and Texas. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.07% units interest in the partnership. Unrelated third parties purchased the remaining approximate 88.93% units interest in the partnership.

        Reef Partners 2001-B Income Fund Joint Venture is a Texas general partnership formed to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership has purchased interests in 30 wells located in Alabama, Louisiana, Mississippi, North Dakota, Oklahoma, Texas, Utah, and Wyoming. The partnership will purchase additional interests. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses. Reef Partners also purchased an approximate 1.06% units interest in the partnership. Unrelated third parties purchased the remaining approximate 88.94% units interest in the partnership.

        Reef Partners 2002-A Income Fund Joint Venture is a Texas general partnership in formation as of December 31, 2002. The partnership intends to purchase, either at auction or by private negotiation, undivided working and royalty interests in producing oil and gas wells. The partnership has purchased interests in 14 wells located in Mississippi, Oklahoma and Texas. The partnership will purchase additional interests. The partnership intends to hold these interests as an investment and distribute the cash flow generated by the properties to the partners. The partnership will not participate in any exploratory drilling. Reef Partners received a 10% carried working interest related to the acquisition of the properties. Subsequent to the acquisition of the properties, Reef Partners pays its pro rata share of all capital costs and expenses.

PLAN OF DISTRIBUTION

Distribution

        Units are being offered for sale through Western American Securities Corporation, the dealer manager, as principal distributor, and through NASD-licensed broker-dealers. Units are being offered on a "best efforts minimum-maximum" basis, to a select group of investors who meet the suitability standards set forth under "TERMS OF THE OFFERING—Investor Suitability" in the accompanying prospectus. Units will not be sold to tax-exempt investors or to foreign investors. "Best efforts minimum-maximum" means:

  •
  the various broker-dealers that will sell the units will not be obligated to sell or to purchase any amount of units, but will be obligated to make a reasonable and diligent effort (that is, their "best efforts") to sell as many units as possible; and

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  the offering of units in the partnership will not close unless the minimum number of units (50 units aggregating $1 million) is sold within the partnership's offering period.

        The term "maximum" refers to the maximum proceeds of $10 million that can be raised with respect to the partnership.

Relationship Between Dealer Manager and Managing General Partner

        Michael J. Mauceli, a member and the manager of the managing general partner and a shareholder, director and the Chief Executive Officer of Reef Exploration, is the brother of Paul Mauceli, the sole shareholder, director and Chief Executive Officer of the dealer manager.

Compensation

        Western American Securities Corporation, the dealer manager of the program and a NASD member, will receive a sales commission, payable in cash, equal to 6% of the investor partners' subscriptions. The managing general partner is considering a 2-3% increase in this commission, but any increase must be approved in advance by the NASD. Such an increase will not affect the proceeds available to the partnership to conduct business as such sales commissions are paid by the managing general partner out of its 15% management fee. The dealer manager may reallow this sum, in whole or in part, to NASD-licensed broker-dealers for sale of the units.

        As provided in the soliciting dealer agreements between the dealer manager and the various soliciting dealers, prior to the time that $1 million or more of subscription funds have been received and cleared from suitable investor partners in the partnership, the managing general partner may advance to the various NASD-licensed broker-dealers from the managing general partner's own funds the sales commissions that would otherwise be payable in connection with subscription funds so received and cleared. In the event that the minimum sale of 50 units has not occurred as of such time as the offering terminates or the managing general partner determines not to organize and fund the partnership for any reason, such broker-dealers that have been advanced commissions by the managing general partner with respect to the sale of units in the partnership are required by the soliciting dealer agreements to return such commissions to the managing general partner promptly.

        No sales commissions will be paid on sales of units to officers, directors, employees, or registered representatives of a soliciting dealer if such soliciting dealer, in its discretion, has elected to waive such sales commissions. Any units so purchased will be held for investment and not for resale.

        In no event will the total compensation to be paid to NASD members in connection with this offering, including without limitation, sales commissions, fees and expenses, exceed 10% of the proceeds received from the sale of the units plus an additional 0.5% for bona fide due diligence expenses.

Disciplinary Proceedings Regarding the Dealer Manager

        Western American Securities Corporation has twice settled disputes with state securities administrators that have taken the position that certain joint venture interests sold by Western American, which Western American maintained were not securities as defined by federal and state law, were in fact securities requiring registration under such states' laws. In each of these cases, Western American neither admitted nor denied the factual findings of the relevant state securities administrator, but consented to the entry of an administrative order. While Western American believes that federal and state law supports the proposition that in general, joint venture interests (being an interest in a general partnership) are not securities, litigating the issue is time consuming and expensive and did not seem prudent in these two instances.

        In September 1996, Western American entered into a consent order in the State of Illinois pursuant to which it paid a fine of $10,000 and withdrew its registration as a securities dealer in the State of Illinois (which was reinstated in January 1999). In December 1995, Western American entered into a consent order in the State of Texas pursuant to which it paid a fine of $15,000 and agreed to 180 days' probation. During the probation, Western American agreed to restrict its offers to sell securities to those made by registered agents in Texas, to prohibit unregistered individuals from making calls to prospective investors on its behalf, and to maintain and make certain records and books available to the State for examination upon request.

        Western American also was censured in 1995 by the NASD and fined $2,500 for failure to maintain its minimum required net capital and monthly balances.

Indemnification

        The managing general partner, the dealer manager, and soliciting dealers have agreed to indemnify one another against certain civil liabilities, including liability under the Securities Act. Members of the selling group may be deemed to be "underwriters" as defined under the Securities Act, and their commissions and other payments may be deemed to be underwriting compensation.

Qualification to Sell

        The dealer manager may offer the units and receive commissions in connection with the sale of units only in those states in which it is lawfully qualified to do so.

Managing General Partner's Purchase of Units

        The managing general partner and its affiliates will purchase units in the partnership on the same terms and conditions as other investors, net of the management fee. The purchase of units by the managing general partner and/or its affiliates may have the effect of allowing the offering of the partnership's units to be subscribed to the minimum subscription amount, thereby satisfying an express condition of the offering, and thus allow the offering to close. Any units purchased by the managing general partner and/or its affiliates will be held for investment and not for resale.